Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

DJO GLOBAL, INC.,

COLFAX CORPORATION,

MOTION MERGER SUB, INC.,

and

GRAND SLAM HOLDINGS, LLC,

IN ITS CAPACITY AS THE SECURITYHOLDER REPRESENTATIVE

Dated as of November 19, 2018

Exhibits

Exhibit A	Written Consent

Exhibit B	Escrow Agreement

Exhibit C	Form of Certificate of Incorporation of Surviving Corporation

Exhibit D	Letter of Transmittal

Exhibit E	Paying Agent Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (as the same may be modified or amended in accordance with the terms hereof, this “Agreement”) is dated as of November 19, 2018 and is by and among DJO Global, Inc., a Delaware corporation (the “Company”), Colfax Corporation, a Delaware corporation (“Parent”), Motion Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and solely in its capacity as the Securityholder Representative, Grand Slam Holdings, LLC, a Delaware limited liability company (the “Securityholder Representative”).

RECITALS

WHEREAS, upon the terms and subject to the conditions hereof, on the Closing Date, Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation;

WHEREAS, the boards of directors of each of the Company and Merger Sub have (i) determined that the Merger would be advisable and fair to, and in the best interests of, their respective stockholders and (ii) approved and declared advisable this Agreement and approved the consummation of the transactions contemplated by this Agreement (including the Merger) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the organizational documents of the Company;

WHEREAS, the board of directors or equivalent governing body of Parent (for itself and as the sole equityholder of Merger Sub) has adopted this Agreement and approved the consummation of the Merger in accordance with the DGCL; and

WHEREAS, immediately following the execution and delivery of this Agreement, the written consent in the form attached hereto as Exhibit A approving and adopting this Agreement (the “Written Consent”) shall be executed and delivered, which Written Consent, when executed and delivered, shall be sufficient to obtain the Stockholder Approval (as defined below).

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used in this Agreement shall have the meanings assigned to them in this Section 1.1 or as separately defined elsewhere in this Agreement.

“Action” means any action, claim, complaint, charge, suit, investigation, inspection, warning letter, inquiry, arbitration or other proceeding, whether civil or criminal, at Law or in equity, by or before any Governmental Entity.

“Adjustment Time” means 11:59 p.m. New York City time on the day immediately preceding the Closing Date.

“Affiliate” means a Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Base Merger Consideration” means an amount equal to $3,150,000,000.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in New York, New York.

“Cash” means the aggregate amount of cash, cash equivalents and marketable securities of the Company and its Subsidiaries, including any restricted cash (including any funds on deposit with insurance carriers), and any uncleared checks and drafts or wire transfers received or deposited or available for deposit for the account of the Company and its Subsidiaries that are not yet credited to the account of the Company and its Subsidiaries, in each case as of the Adjustment Time and determined and calculated in accordance with the Company Accounting Principles; provided, however, that “Cash” shall be reduced by the amount of any checks written by the Company or its Subsidiaries but not yet cashed, outstanding outbound wires and bank overdrafts, in each case as of the Adjustment Time and determined and calculated in accordance with the Company Accounting Principles.

“Closing Payments” means (i) the payment of the Estimated Merger Consideration in accordance with Section 3.1(a)(iii) and Section 3.3(b), (ii) the payment of the Escrow Funds in accordance with Section 3.3(b), (iii) the payment of the Company Transaction Expenses in accordance with Section 3.4 and (iv) the repayment of Funded Indebtedness in accordance with Section 3.5.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company ABL Agreement” means the Credit Agreement, dated as of May 7, 2015, among DJO Finance LLC, as borrower, DJO Holdings LLC, the other guarantors party thereto, the lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent.

“Company Accounting Principles” means those principles set forth on Annex A hereto.

“Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each, if any exists, (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment health, medical, life insurance or other benefit plan, program, policy or arrangement, (ii) bonus, incentive or deferred compensation, stock purchase, stock option, or other equity-based compensation plan, program, policy, agreement or arrangement, (iii) employment, severance, change in control, transaction bonus, or retention plan, program, policy, agreement or arrangement or (iv) other fringe benefit or compensation, benefit or employee loan plan, program, policy, agreement or arrangement, but other than any “multiemployer plan” (as defined in Section 3(37) of ERISA), that, in each case (x) is sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any Company Employee, former employee, director or individual contractor (or beneficiary or dependent thereof), (y) to which the Company or any of its Subsidiaries is a party, or (z) with respect to which the Company or any of its Subsidiaries has or could reasonably expect to have any liability or obligation.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Common Stockholders” means those Persons holding outstanding shares of Company Common Stock immediately prior to the Effective Time.

“Company Disclosure Schedule” means the disclosure schedule of the Company referred to in, and delivered pursuant to, this Agreement.

“Company Employees” means, collectively, those individuals employed by the Company or any of its Subsidiaries as of the Closing.

“Company Information” means (A) (i) audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2017 and 2016, and consolidated statements of operations, comprehensive loss, (deficit) equity and cash flows for the years ended December 31, 2017, 2016 and 2015 and (ii) to the extent the Financing or any Equity Financing is consummated following February 11, 2019 (provided that the Closing was not required to occur prior to such date) and prior to the Closing Date, audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2018, and consolidated statements of operations, comprehensive loss, (deficit) equity and cash flows for the year ended December 31, 2018, in each case of this clause (A), prepared in accordance with GAAP and containing the related notes thereto and the audit reports of the Company’s independent auditors thereon; (B) (i) an unaudited condensed consolidated balance sheet of the Company and its Subsidiaries as of September 29, 2018 and unaudited condensed consolidated statements of operations, comprehensive loss, (deficit) equity and cash flows for the nine-month period ended September 29, 2018 and (ii) to the extent the Financing or any Equity Financing is consummated following May 15, 2019 (provided that the Closing was not required to occur prior to such dates) and prior to the Closing Date, an unaudited condensed consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2019 and unaudited condensed consolidated statements of operations, comprehensive loss, (deficit) equity and cash flows for the three-month period ended March 31, 2019, in each case of this clause (B), prepared in accordance with GAAP and containing the related notes thereto and reviewed by the Company’s independent auditors in accordance with the procedures specified by the Public Company Accounting Oversight Board in AU-C930, Interim Financial Information to the extent necessary to provide customary “comfort” thereon; (C) solely with respect to financial information and data derived from the Company’s and its Subsidiaries’ historical books and records, such information relating solely to the Company and its Subsidiaries reasonably requested by Parent for the applicable periods covered by the financial statements specified in clauses (A) and (B) above as may be required to prepare pro forma financial statements for registered offerings of debt or equity securities by Parent or its applicable Subsidiary; provided that the information specified in this clause (C) shall not include (i) the proposed aggregate amount of Financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such Financing, (ii) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Financing or (iii) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company and its Subsidiaries by Parent; and (D) such information of the Company and its Subsidiaries reasonably requested by Parent as may be necessary in order to receive customary “comfort” (including “negative assurance” comfort) from the Company’s independent auditors in connection with the financial statements and data referred to in clauses (A) and (B).

“Company Intellectual Property” means all Intellectual Property owned by the Company or its Subsidiaries.

“Company Notes” means (i) DJO Finance LLC’s 8.125% Second Lien Notes due 2021 and (ii) DJO Finance LLC’s 10.75% Third Lien Notes due 2020.

“Company Option” means an option to purchase shares of Company Common Stock granted under the Company Stock Plan.

“Company Optionholder” means a holder of one or more Company Options immediately prior to the Effective Time.

“Company RSU” means a restricted stock unit award in respect of Company Common Stock granted under the Company Stock Plan.

“Company RSU Holder” means a holder of one or more Company RSUs immediately prior to the Effective Time.

“Company Software” means all Software owned by the Company or its Subsidiaries.

“Company Stock Plan” means the DJO Global, Inc. 2007 Incentive Stock Plan, as amended, restated or supplemented from time to time.

“Company Transaction Expenses” means, to the extent remaining unpaid as of immediately prior to the Closing (including to the extent any such fee, cost or expense is triggered by the occurrence of the Effective Time), (i) the fees and expenses payable by the Company or any of its Subsidiaries to any financial advisors engaged by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement, (ii) the fees and expenses payable by the Company or any of its Subsidiaries to any outside attorneys engaged by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and (iii) the fees and expenses payable by the Company or any of the Company’s Subsidiaries to outside accountants or other advisors, which fees and expenses were incurred in connection with the transactions contemplated by this Agreement, (iv) the aggregate amount of any transaction, change of control, retention bonus, or similar compensatory amount payable to current or former employees and other individual service providers of the Company or any of its Subsidiaries that become payable by the Company or any of its Subsidiaries as a result of or in connection with the consummation of the Transactions contemplated by this Agreement (excluding payments that (x) become due based on continued service for a period following the Closing and/or (y) as a result of termination of an individual’s employment or services following the Closing), (v) the aggregate amount of the employer share of any payroll, social security, unemployment or similar Taxes resulting from items described in clause (iv) or from the payment of the Company Option Merger Consideration and the Company RSU Merger Consideration and (vi) any fees, costs or expenses payable by the Company or any of its Subsidiaries pursuant to the Transaction and Monitoring Fee Agreement, dated as of November 3, 2006 as amended and restated November 20, 2007 with Blackstone Management Partner V L.L.C. or other similar agreement with any manager or affiliated investment fund in either case affiliated with Blackstone Management Partners V L.L.C., but excluding for purposes of this definition any fees and expenses incurred by the Company or any of the Company’s Subsidiaries that (x) Parent is responsible for paying pursuant to Section 6.6, Section 6.7, Section 6.9(c) (assuming the Closing were not to occur), Section 6.11 or Section 10.6 or (y) the Company otherwise agrees to pay at the request or direction of Parent.

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Antitrust Entity regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

“Compliant” means, with respect to the Company Information that (i) the Company’s independent auditors have not withdrawn any audit opinion with respect to the audited financial statements contained in such Company Information (it being understood that such Company Information will be Compliant if the Company’s independent auditors have delivered an unqualified audit opinion with respect to such financial statements and, if applicable, the applicable Company Information has been amended, as applicable) and (iii) the Company or its Subsidiaries shall not have publicly announced an intention to restate any financial statements contained in such Company Information (it being understood that such Company Information will be Compliant if such restatement is completed and the applicable Company Information have been amended or the Company has publicly announced that it has concluded that no restatement shall be required, as applicable).

“Computer Systems” means software, computer firmware, computer hardware, electronic data processing, telecommunications networks, network equipment, interfaces, platforms, peripherals, computer systems, and information contained therein or transmitted thereby, including any outsourced systems and processes.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, binding commitment or other agreement.

“Data Protection Laws” means each Law (including HIPAA to the extent applicable through a Business Associate Agreement) applicable to, and each published industry self-regulatory guideline applicable to the protection or processing of Personal Data, including but not limited to HIPAA, direct marketing, online behavioral adverting, e-mails, text messages or telemarketing, data localization.

“Debt Financing Sources” means the entities that, from time to time, have committed to provide or arrange, or have entered into definitive agreements related to, any debt financings related to the Merger, including the parties to the Debt Commitment Letter and any joinder agreements thereto.

“Debt Financing Sources Related Parties” means the Debt Financing Sources and the commitment parties that are parties to any Debt Commitment Letter in respect of any Alternative Financing and together with their respective Affiliates and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives.

“Electronic Data Room” means the electronic data room established by or on behalf of the Company in connection with the transactions contemplated hereby.

“Encumbrance” means any lien, encumbrance, license, security interest, pledge, mortgage, hypothecation, charge, restriction on transfer of title or other similar encumbrance, except for any restrictions arising under any applicable securities Laws.

“Environmental Laws” means any and all applicable Laws of any Governmental Entity relating to pollution, the protection of the environment or, as it relates to exposure to Hazardous Materials, human health or safety.

“Equity Financing” means the issuance and sale by Parent of Equity Interests of Parent or any of its subsidiaries in an underwritten offering or a private placement, excluding the issuance of equity interests upon the exercise of employee and director stock options, to the extent the net cash proceeds thereof reduce, or are intended to reduce, the amount of the Debt Financing.

“Equity Interests” means any share, capital stock, partnership, limited liability company, member or similar interest in any Person, any option, warrant, call, profits interest, stock appreciation, phantom stock, right or security convertible, exchangeable or exercisable therefor or other instrument, obligation or right the value of which is based on any of the foregoing, other equity-linked securities (including tangible equity units and the debt component thereof, or other stock purchase contracts) and/or any combination of one or more of the foregoing (including units representing one or more of the foregoing), in each case issued, granted, entered into, agreed to or authorized by such Person.

“Equity Holders” means the Company Common Stockholders, the Company Optionholders and the Company RSU Holders.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each Person treated at a relevant time as a single employer with the Company or any of its Subsidiaries pursuant to Section 4001 of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agreement” means the Escrow Agreement substantially in the form attached hereto as Exhibit B.

“Estimated Merger Consideration” means (i) the Base Merger Consideration, minus (ii) the amount of Estimated Funded Indebtedness, minus (iii) the amount of the Estimated Company Transaction Expenses, plus (iv) the amount of Estimated Cash, minus (v) the amount, if any, by which the Target Working Capital Amount exceeds the Estimated Working Capital Amount, plus (vi) the amount, if any, by which the Estimated Working Capital Amount exceeds the Target Working Capital Amount, minus (vii) the Escrow Funds, plus (viii) the aggregate exercise price payable in respect of Company Options which are vested and exercisable as of the Effective Time in accordance with Section 3.1(b), excluding Company Options cancelled for no Company Option Merger Consideration in accordance with Section 3.1(b).

“FDA Regulatory Approvals” means any licenses, registrations, authorizations, certificates, permits, consents, approvals, filing certificates or clearances (including 510(k) pre-market notification clearances, de novo classifications, pre-market approvals, filing certificates, investigational device exemptions, product re-certifications, manufacturing approvals and authorizations, CE Marks, certificates of conformity, labeling approvals, registration notifications or their foreign equivalent), in each case, that are required for the research, laboratory testing, clinical investigation, development, production, manufacture, labeling, distribution, marketing, storage, shipping, transportation, export, import, advertising, commercialization, use or sale of medical devices under the FDA Laws.

“Federal or State Healthcare Program” means any “federal healthcare program” as defined in 42 U.S.C. § 1320a-7b(f) (including Medicare, state Medicaid programs, TRICARE and similar or successor programs) and any other similar federal, state or local reimbursement or governmental program.

“Funded Indebtedness” means the aggregate amount of Indebtedness as of the Adjustment Time.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Governmental Antitrust Entity” means any Governmental Entity with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Entity” means any nation, government, agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether foreign, federal, state, provincial or local, any self-regulatory organization (including any securities exchange) or any arbitrational tribunal (public or private), including any Federal or State Health Care Program and any Notified Body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Hazardous Materials” means petroleum and petroleum distillates, polychlorinated biphenyls, asbestos or asbestos-containing materials, hazardous or toxic chemicals and all other substances or materials that are regulated as wastes, pollutants, contaminants, hazardous or toxic or any other term of similar import, or for which standards of conduct are applicable or which are subject to liability, in any case pursuant to any Environmental Law.

“Healthcare Laws” means all applicable healthcare Laws applicable to the business of the Company or any Subsidiary , including the following: (i) 42 U.S.C. § 1320a-7b and the regulations promulgated thereunder (the “Anti-Kickback Law”); (ii) 42 U.S.C. § 1395nn and the regulations promulgated thereunder (the “Stark Law”); (iii) HIPAA; (iv) the False Claims Act (31 U.S.C. § 3729 et seq.); (v) Laws pertaining to any Federal or State Healthcare Program; (vi) Laws relating to Healthcare Permits, quality, safety certification and accreditation standards and requirements; (vii) healthcare Laws relating to the billing and coding or submission of claims or collection of accounts receivable or refund of overpayments; (viii) any healthcare Laws regulating kickbacks, corporate practice of medicine or other licensed professionals, fee splitting, claims processing, medical record documentation, the hiring of employees or acquisition of services or products from those who have been excluded from Federal or State Healthcare Programs; and (ix) similar healthcare Laws enforced by all applicable Governmental Entities.

“Healthcare Permit” means any permit, accreditation or certification required by any Governmental Entity in order for the Company and its Subsidiaries to conduct its business under applicable Healthcare Laws.

“Healthcare Professional” means any physician, physician assistant or other licensed clinical practitioner employed by or contracted with the Company or any of its Subsidiaries for the purpose of providing clinical services.

“HIPAA” means, collectively, the Health Insurance Portability and Accountability Act of 1996, Public Law 104-191, as amended by the Health Information Technology for Economic and Clinical Health Act, enacted as Title XIII of the American Recovery and Reinvestment Act of 2009, Public Law 111-5, and their implementing regulations, including but not limited to, the Standards for Privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the Security Standards for the Protection of Electronic Protected Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and C, and the Notification of Breach of Unsecured Protected Health Information requirements at 45 C.F.R. Part 164, Subpart D.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax” means any federal, state, local, or non-U.S. Tax measured by or imposed on net income, gross income, or passive income (however denominated, including any withholding and franchise Taxes), including any interest, penalty or addition thereto, whether disputed or not.

“Indebtedness” means (i) any indebtedness of the Company or any of its Subsidiaries for borrowed money, (ii) any indebtedness of the Company or any of its Subsidiaries evidenced by a note, bond, debenture or other similar instrument or debt security, (iii) all obligations in respect of letters of credit, bankers’ acceptances and similar facilities issued for the account of the Company or any of its Subsidiaries (but solely to the extent drawn), (iv) all obligations of the Company or any of its Subsidiaries as lessee that are capitalized or required to be capitalized in accordance with GAAP, (v) all obligations relating to or arising under interest rate swaps, forward contracts or other hedging Contracts to which the Company or any of its Subsidiaries is a party, calculated at the termination value thereof as if terminated at or immediately prior to the Closing (it being understood that if the termination value would result in a payment to the Company or any of its Subsidiaries if such obligation were so terminated, “Indebtedness” shall be reduced by such termination value), (vi) all obligations of the Company or any of its Subsidiaries for earn-outs of the deferred purchase price of services or property, including all obligations for the deferred purchase price with respect to Surgi-Care, Inc. (calculated as the aggregate amount of the full value of all payments remaining as of immediately prior to the Closing), (vii) all obligations of the Company or any of its Subsidiaries in respect of accrued severance payable to current or former employees of the Company or such Subsidiary (including the aggregate amount of the employer share of any payroll, social security, unemployment or similar Taxes resulting therefrom), (viii) any indebtedness of a Person of a type that is referred to in clauses (i) through (vii) above and which is guaranteed by the Company or any of its Subsidiaries, and (ix) in the case of clauses (i) through (viii) hereof, accrued and unpaid interest thereon and, to the extent payable in connection with or arising as a result of the transactions contemplated hereby, any prepayment premium, breakage costs and other related expenses, fees, liabilities or other amounts due on payment thereof; provided, “Indebtedness” shall be reduced by those (x) long-term receivables of the Company or any of its Subsidiaries and (y) notes receivables of the Company or any of its Subsidiaries, in each case of the type set forth on Schedule II of the Company Accounting Principles attached as Annex A hereto.

“Intellectual Property” means all intellectual property rights of any type in any jurisdiction, including (i) trademarks, service marks, corporate names, slogans, brand names, product names, logos, domain names, social media identifiers and names, trade dress and the goodwill of the business associated with the foregoing, patents, inventions, methods, processes, copyrights and copyrighted works (including copyrights in Software), know-how and trade secrets and (ii) registrations or applications for registration of the foregoing, including any renewals, modifications, continuations, continuations-in-part, extensions and foreign counterparts thereof.

“Knowledge of the Company” (or similar phrases) means the actual knowledge, after due inquiry, of the individuals listed on Section 1.1(b) of the Company Disclosure Schedule.

“Law” means any foreign, federal, state or local statute, act, law (including common law), ordinance, rule, regulation, order, writ, injunction, directive, judgment, decree, ruling or other legally-binding requirement of a Governmental Entity.

“Material Adverse Effect” means any change, effect, circumstance or event that has had or would reasonably be expected to have, individually or in the aggregate with other such changes, effects, circumstances or events, a material adverse effect on the liabilities, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole;

provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Material Adverse Effect, nor shall any change, effect, circumstance or event relating to any of the following be taken into account in determining whether a Material Adverse Effect has occurred or would result: (i) general economic or financial market conditions in any of the geographical areas in which any of the Company and its Subsidiaries operate; (ii) conditions generally affecting the industries in which the Company and its Subsidiaries operate; (iii) changes in the debt, capital, credit or securities markets, including changes in interest rates and any decline in the price of any security or any market index; (iv) changes in Law or in GAAP after the date hereof; (v) the commencement or material worsening of a war or armed hostilities or other national or international calamity involving the United States whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack (including to the extent in the form of an internet or “cyber” attack or hacking) upon or affecting Persons in the United States or any of its territories, possessions, or diplomatic or consular offices or military installations; (vi) any earthquake, hurricane, tsunami, tornado, flood, mudslide or other natural disaster, pandemic, weather condition, explosion or fire or other force majeure event or act of God; (vii) any actions taken, or failures to take action, or such other changes or events, in each case, which Parent has requested in writing or to which it has consented in writing or which actions are expressly required by this Agreement; (viii) any failure, in and of itself, by the Company to meet projections, forecasts, revenue or earnings predictions or other similar forward looking statements for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); and (ix) the negotiation, execution, delivery, announcement, pendency or performance of this Agreement or the transactions contemplated hereby, or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, lenders, employees, unions, or other Persons with business relationships with the Company or its Subsidiaries, or any action or inaction by a Governmental Entity or any Action or dispute brought or threatened arising out of or relating to the matters in this clause (ix) (other than compliance with the covenants set forth in Section 6.1 or for purposes of the representations and warranties contained in Section 4.4 (and in Section 7.2(a), Section 8.1(d) or Section 8.1(e) to the extent related to such representations and warranties); except in the case of the foregoing clauses (i) through (vi), to the extent such change, effect, circumstance or event has had or would reasonably be expected to have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate.

“Notified Body” means an entity licensed, authorized or approved by the applicable government agency, department or other authority to assess and certify the conformity of a medical device with the requirements of the EU legislation governing medical devices and with applicable harmonized standards.

“Payor” means any and all Federal or State Health Care Programs and all other healthcare service plans, health maintenance organizations, health insurers and/or other private, commercial, or governmental third-party payors.

“Per Share Portion” means, as of the time of determination, a fraction (i) the numerator of which is one, and (ii) the denominator of which is equal to, without duplication, the sum of (A) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding Company Common Stock held by the Company as treasury stock), plus (B) the number of shares of Company Common Stock issuable upon the exercise of all Company Options outstanding and exercisable immediately prior to the Effective Time (after giving effect to the vesting provided for in Section 3.1(b), excluding Company Options cancelled for no Company Option Merger Consideration in accordance with Section 3.1(b)), plus (C) the number of shares of Company Common Stock issuable upon the settlement of all Company RSUs outstanding immediately prior to the Effective Time (after giving effect to the vesting provided for in Section 3.1(c), excluding Company RSUs cancelled for no Company RSU Merger Consideration in accordance with Section 3.1(c)).

“Permitted Encumbrance” means: (i) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, construction and other Encumbrances arising or incurred in the ordinary course of business which are not due and payable or which are being contested in good faith by appropriate proceedings; (ii) Encumbrances for Taxes, utilities and other governmental charges that are not due and payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without penalty, in each case, for which adequate reserves have been set forth on the Financial Statements in accordance with GAAP; (iii) Encumbrances that secure obligations that are reflected as liabilities on the Latest Balance Sheet or Encumbrances the existence of which is referred to in the notes to the Latest Balance Sheet; (iv) in the case of Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Leased Real Property, in each case that do not, individually or in the aggregate, materially impair the continued use of the asset or property to which they relate; (v) matters of record or registered Encumbrances affecting title to any asset, in each case that do not, individually or in the aggregate, materially impair the continued use of the asset or property to which they relate; (vi) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, in each case that do not, individually or in the aggregate, materially impair the continued use of the property to which they relate; (vii) statutory Encumbrances of landlords for amounts not due and payable, which are being contested in good faith by appropriate proceedings or which may thereafter be paid without penalty; and (viii) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, in each case that do not, individually or in the aggregate, materially impair the continued use of the asset or property to which they relate.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, an unlimited liability company, a trust or any other entity or organization, including a Governmental Entity.

“Personal Data” means any information that relates to an identifiable natural person or that is otherwise considered personally identifiable information or personal data under applicable Laws.

“Products” means products currently being developed, tested, investigated, produced, manufactured, stored, imported, exported, marketed, licensed, sold, or distributed by or on behalf of the Company and its Subsidiaries.

“Protected Health Information” means individually identifiable health information as defined by HIPAA.

“Release” means any spill, leaking, pumping, injection, deposit, disposal, discharge, dumping, leaching, migrating or pouring into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

“Representatives” means with respect to any Person, any of such Person’s officers, directors, managers, employees, shareholders, members, partners, controlling persons, agents, consultants, advisors and other representatives, including legal counsel, accountants and financial advisors.

“Sanctioned Country” means any country or region that is, or has been in the last five (5) years, the subject or target of a comprehensive embargo under Trade Control Laws (including, without limitation, Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Control Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including, without limitation, the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (ii) any entity that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

“Securities Act” means the Securities Act of 1933, as amended.

“Securityholder Representative Costs and Expenses” means any payments made or expenses paid or incurred by the Securityholder Representative under or in connection with this Agreement or the other Transaction Agreements or otherwise on behalf of the Equity Holders, including any costs, expenses or liabilities of the Securityholder Representative in connection with matters related to this Agreement or the other Transaction Agreements.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Stockholder Approval” means the affirmative vote or written consent of the holders of a majority of the then outstanding shares of Company Common Stock, voting or consenting together as a single class, in favor of the adoption of this Agreement, which Stockholder Approval shall be effectuated by the Written Consent.

“Subsidiary” of any Person means, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date or (ii) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person.

“Target Working Capital Amount” means $162,000,000.

“Tax” means (i) any federal, state, local or foreign income, sales and use, excise, franchise, real and personal property, gross receipt, capital stock, value added, production, business and occupation, disability, employment, payroll, franchise, severance, or withholding tax or other similar tax, charge, fee levy, tariff or assessment of any kind whatsoever, whether disputed or not, imposed by any Tax authority, and any interest or penalties related thereto and (ii) any amounts described in clause (i) of this definition payable by reason of Contract, assumption, transferee or successor liability or operation of Law (including Treasury Regulations Section 1.1502-6 or any analogous or similar provision under applicable Law).

“Tax Return” means any return, report, declaration, information return, claim for refund, schedules or other document filed or required to be filed with any Tax authority with respect to any Taxes, including any amendments thereof.

“Trade Control Laws” means all U.S. and non-U.S. Laws relating to: (i) economic, trade, and financial sanctions, including, without limitation, those administered and enforced by OFAC, the U.S. Department of State, the European Union, Her Majesty’s Treasury, any European Union member state, and the United Nations; (ii) export, import, reexport, transfer, and retransfer controls, including, without limitation, those administered and enforced by the U.S. Department of Commerce Bureau of Industry and Security, U.S. Customs and Border Protection, the European Union, the United Kingdom, any European Union member state, and the United Nations; (iii) antiboycott requirements; and (iv) the prevention of money laundering.

“Transaction Agreements” means this Agreement, the Escrow Agreement and the Paying Agent Agreement.

“Transfer Taxes” means any sales, use, goods and services, stock transfer, real property transfer, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties, fines, fees, additions to tax or additional amounts with respect thereto incurred in connection with the transactions contemplated hereby.

“Working Capital” means, (i) current assets minus (ii) current liabilities, in each case determined as of the Adjustment Time and in accordance with the Company Accounting Principles; provided, however, that Working Capital shall not include amounts to the extent accounted for in the calculations of (w) Cash (and Working Capital shall not include those items expressly excluded from the calculation of Cash), (x) Funded Indebtedness, (y) Company Transaction Expenses or (z) current or deferred Income Tax assets or current or deferred Income Tax liabilities or other deferred Tax assets or deferred Tax liabilities.

Section 1.2 Other Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
280G Approval	Section 6.2(e)
Additional Amount	Section 3.6(f)
Agreement	Preamble
Alternative Financing	Section 6.9(a)(i)
Anti-Corruption Laws	Section 4.19(a)
Appraisal Shares	Section 3.1(d)
Asset Sales	Section 6.9(a)(iii)
Audited Financial Statements	Section 4.5
CBA	Section 4.17(a)
Certificate of Merger	Section 2.3
Closing	Section 2.2
Closing Date	Section 2.2
Closing Statement	Section 3.6(a)
Company	Preamble
Company Common Stock Merger Consideration	Section 3.1(a)(iii)
Company Material Contracts	Section 4.18(b)
Company Option Merger Consideration	Section 3.1(b)
Company Related Parties	Section 8.3(d)
Company RSU Merger Consideration	Section 3.1(c)
Company SEC Documents	Section 4.5(b)
Company Severance Plan	Section 6.2(a)
Confidentiality Agreement	Section 6.4
Debt Commitment Letter	Section 5.6
Debt Financing	Section 5.6
Deficiency Amount	Section 3.6(e)(i)
Definitive Financing Agreements	Section 6.9(a)(i)
DGCL	Recitals
Dispute Resolution Period	Section 3.6(c)
DJO Finance	Section 4.5(a)
DJO Holdings	Section 4.5(a)
Effective Time	Section 2.3
Enforceability Exceptions	Section 4.3(b)
Escrow Account	Section 3.7
Escrow Agent	Section 3.7
Escrow Funds	Section 3.3(b)(iii)
Estimated Cash	Section 3.3(a)
Estimated Closing Statement	Section 3.3(a)
Estimated Company Transaction Expenses	Section 3.3(a)
Estimated Funded Indebtedness	Section 3.3(a)
Estimated Working Capital Amount	Section 3.3(a)
Excess Amount	Section 3.6(e)(iii)

Term	Section
Exchange Act	Section 4.5(b)
FCPA	Section 4.19(a)
FDA	Section 4.22(a)
FDA Laws	Section 4.22(a)
Final Cash	Section 3.6(c)
Final Company Transaction Expenses	Section 3.6(c)
Final Funded Indebtedness	Section 3.6(c)
Final Merger Consideration	Section 3.6(e)
Final Working Capital Amount	Section 3.6(c)
Financial Statements	Section 4.5
Financing	Section 6.9(a)(iii)
Governmental Filings	Section 4.4(b)
Indemnified Individuals	Section 6.7(a)
Independent Arbitrator	Section 3.6(c)
Independent Arbitrator Dispute Notice	Section 3.6(c)
Interim Financial Statements	Section 4.5
Latest Balance Sheet	Section 4.5
Latest Balance Sheet Date	Section 4.5
Leased Real Property	Section 4.8(a)
Leases	Section 4.8(a)
Letter of Transmittal	Section 3.2(a)
Material Payors	Section 4.21
Merger	Recitals
Merger Sub	Preamble
Non-Recourse Party	Section 10.16
Notice of Disagreement	Section 3.6(b)
Outside Date	Section 8.1(a)
Owned Real Property	Section 4.8(a)
Parent	Preamble
Parent Related Parties	Section 8.3(d)
Parent Releasers	Section 9.3(a)
Parent Termination Fee	Section 8.3(b)
Paying Agent	Section 3.2(b)
Paying Agent Agreement	Section 3.2(b)
Permanent Financing	Section 6.9(a)(iii)
Permits	Section 4.14
Real Property	Section 4.8(b)
Related Party Contracts	Section 4.24
Remaining Amount	Section 3.6(e)(ii)
Required Payments	Section 5.6
Review Period	Section 3.6(b)
SEC	Section 4.5(b)
Section 262	Section 3.1(d)
Securityholder Representative	Preamble

Term	Section
SH Releasers	Section 9.3(b)
Simpson Thacher	Section 10.17
Specified Shares	Section 3.1(a)(iii)
Sponsor Director	Section 6.7(c)
Surviving Corporation	Section 2.1
Voting Company Debt	Section 4.2(a)
Waived 280G Benefits	Section 6.2(e)
WARN	Section 4.17(d)
Willful Breach	Section 8.3
Written Consent	Recitals

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”), and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, at 9:00 a.m., New York time, on the third Business Day after the day on which the conditions precedent set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) are satisfied or waived in accordance with this Agreement or at such other place and time or on such other date as the parties hereto may mutually agree in writing; provided, that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, unless otherwise agreed by Parent and the Company, Parent shall not be required to effect the Closing prior to January 31, 2019 (subject to the continued satisfaction or waiver of such conditions at such time). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.3 Effective Time. In connection with the Closing, the Company and Merger Sub shall duly execute and file a certificate of merger (the “Certificate of Merger”) in accordance with the applicable provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Office of the Secretary of State of the State of Delaware, unless Parent and the Company shall agree and specify a subsequent date or time in the Certificate of Merger, in which case the Merger shall become effective at such subsequent date or time (the time the Merger becomes effective being the “Effective Time”).

Section 2.4 Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the DGCL.

Section 2.5 Certificate of Incorporation and Bylaws. Effective upon the Effective Time, the certificate of incorporation of the Company shall be amended and restated in the form attached hereto as Exhibit C, and as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law (subject to Section 6.7(b)). Effective upon the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law (subject to Section 6.7(b)); provided, that the certificate of incorporation and bylaws of the Surviving Corporation shall reflect as of the Effective Time “DJO Global, Inc.” as the name of the Surviving Corporation.

Section 2.6 Directors and Officers. The directors of Merger Sub shall, from and after the Effective Time, become the directors of the Surviving Corporation and the officers of the Company shall, from and after the Effective Time, become the officers of the Surviving Corporation, in each case, until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

ARTICLE III

EFFECT OF THE MERGER

Section 3.1 Effect of the Merger on Capital Stock, Company Options and Company RSUs.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(i) Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall automatically be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(ii) Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Each issued and outstanding share of Company Common Stock (other than (a) shares of Company Common Stock to be cancelled in accordance with Section 3.1(a)(ii) and (b) the Appraisal Shares (such shares identified in the immediately preceding clauses (a) and (b), the “Specified Shares”)), shall be converted into, and shall thereafter represent the right of the holder thereof to receive, an amount in cash equal to the following, in each case without interest (collectively, the “Company Common Stock Merger Consideration”):

(1) the Per Share Portion of the Estimated Merger Consideration payable as provided in Section 3.3; plus

(2) the Per Share Portion of the Remaining Amount, if any, from the Escrow Account payable as provided in Section 3.6(f)(ii) (after taking into account the payment of any Securityholder Representative Costs and Expenses); plus

(3) the Per Share Portion of the Excess Amount, if any, payable as provided in Section 3.6(f)(ii) (after taking into account the payment of any Securityholder Representative Costs and Expenses).

At the Effective Time, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Company Common Stockholder shall cease to have any rights with respect to such Company Common Stock except the right to receive the Company Common Stock Merger Consideration.

(b) Prior to the Effective Time, the Company (and its board of directors) shall take or cause to be taken any and all actions necessary to cause (i) all outstanding Company Options which are subject solely to time-based vesting conditions to become fully vested and exercisable as of immediately prior to the Effective Time, (ii) all outstanding Company Options which are subject to performance-based vesting conditions to become vested and exercisable as of immediately prior to the Effective Time to the extent the applicable performance-based vesting conditions will be satisfied immediately following the Effective Time after giving effect to the transactions contemplated hereby, and (iii) each outstanding Company Option that is so vested and exercisable immediately prior to the Effective Time (after giving effect to the immediately preceding clauses (i) and (ii)) to be cancelled and terminated as of the Effective Time, and except as set forth in the proviso to this sentence, converted into the right of the holder thereof to receive, in each case without interest and net of any amounts that are required to be withheld or deducted under the Code or any applicable provision of Law (collectively, the “Company Option Merger Consideration”):

(1) an amount in cash equal to the product of (A) the excess (if any) of (x) the Per Share Portion of the Estimated Merger Consideration over (y) the applicable exercise price per share of Company Common Stock issuable under such Company Option, multiplied by (B) the number of shares of Company Common Stock subject to the vested portion of such Company Option; plus

(2) the amount of the Remaining Amount, if any, from the Escrow Account payable as provided in Section 3.6(f)(iii) (after taking into account the payment of any Securityholder Representative Costs and Expenses); plus

(3) the amount of the Excess Amount, if any, payable as provided in Section 3.6(f)(iii) (after taking into account the payment of any Securityholder Representative Costs and Expenses).

Prior to the Effective Time, the Company (and its board of directors) shall take or cause to be taken any and all actions reasonably necessary to cause each outstanding Company Option that is not vested and exercisable as of the Effective Time (after giving effect to the actions referred to earlier in this Section 3.1(b)) and each vested Company Option which has an exercise price equal to or greater than the Per Share Portion of the Estimated Merger Consideration, to be cancelled and terminated as of the Effective Time for no Company Option Merger Consideration, and with no ongoing liability to the liability to the Surviving Corporation, Parent, or their respective Affiliates. Except as otherwise agreed to in writing by Parent and any Company Optionholder with respect to any of such Company Optionholder’s Company Options, all payments of Company Option Merger Consideration shall be made (without interest) in accordance with Section 3.1(e) and net of any amounts that are required to be withheld or deducted under the Code or any applicable provision of Law.

(c) Prior to the Effective Time, the Company shall take or cause to be taken any and all actions necessary to cause (i) all outstanding Company RSUs which are subject to time-based vesting conditions to become fully vested and exercisable as of immediately prior to the Effective Time, and (ii) each outstanding Company RSU that is so vested and exercisable immediately prior to the Effective Time (after giving effect to the immediately preceding clause (i)) to be cancelled and terminated as of the Effective Time, and except as set forth in the proviso to this sentence, converted into the right of the holder thereof to receive, in each case without interest and net of any amounts that are required to be withheld or deducted under the Code or any applicable provision of Law (collectively, the “Company RSU Merger Consideration”):

(1) the product of (A) the Per Share Portion of the Estimated Merger Consideration multiplied by (B) the number of shares of Company Common Stock subject to such Company RSU; plus

(2) the amount of the Remaining Amount, if any, from the Escrow Account payable as provided in Section 3.6(f)(iii) (after taking into account the payment of any Securityholder Representative Costs and Expenses); plus

(3) the amount of the Excess Amount, if any, payable as provided in Section 3.6(f)(iii) (after taking into account the payment of any Securityholder Representative Costs and Expenses);

provided, that each outstanding Company RSU that is not vested as of the Effective Time (after giving effect to the actions referred to earlier in this Section 3.1(c)) shall be cancelled and terminated as of the Effective Time for no Company RSU Merger Consideration, and with no ongoing liability to the liability to the Surviving Corporation, Parent, or their respective affiliates. Except as otherwise agreed to in writing by Parent and any Company RSU Holder with respect to any of such Company RSU Holder’s Company RSUs, all payments of Company RSU Merger Consideration shall be made (without interest) in accordance with Section 3.1(e) and net of any amounts that are required to be withheld or deducted under the Code or any applicable provision of Law.

(d) Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any Company Common Stockholder who is entitled to demand, and properly demands, appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Company Common Stock Merger Consideration as provided in Section 3.1(a)(iii), but instead such holder shall be entitled to payment of the fair value of such shares from the Surviving Corporation in accordance with the provisions of Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall, prior to the judicial appraisal determination, waive or withdraw their appraisal demand, or shall lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and each such Appraisal Share shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Company Common Stock Merger Consideration, without interest, as provided in Section 3.1(a)(iii). The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned), make any payment with respect to, or settle or offer to settle, any such demands for appraisal, or agree to do any of the foregoing.

(e) As set forth in Section 3.3 and Section 3.6, with respect to the Company Optionholders and Company RSU Holders, amounts owing to such holders will be paid to the Surviving Corporation, which shall remit to them the relevant amounts to which such holders are entitled through the Company’s regular payroll system.

Section 3.2 Exchange Procedures.

(a) As soon as reasonably practicable after the date hereof, the Company shall mail or cause to be mailed or otherwise delivered to each Company Common Stockholder a Letter of Transmittal, substantially in the form of Exhibit D attached hereto (the “Letter of Transmittal”) which, for the avoidance of doubt, shall include the obligation of each Company Common Stockholder to agree to Section 10.15 of this Agreement, together with any notice required pursuant to Section 262. Upon the delivery of any duly executed Letter of Transmittal, each such Company Common Stockholder shall be entitled to receive, subject to the terms and conditions hereof, the Company Common Stock Merger Consideration in respect of its, his or her shares of Company Common Stock.

(b) Continental Stock Transfer & Trust Company shall act, at Parent’s expense, as paying agent (the “Paying Agent”) in effecting the exchanges of Company Common Stock provided for herein pursuant to the Paying Agent Agreement substantially in the form attached hereto as Exhibit E (the “Paying Agent Agreement”). Following the delivery of a duly executed and completed Letter of Transmittal, each Company Common Stockholder shall receive from the Paying Agent, in exchange for each share of Company Common Stock such Company Common Stockholder holds, by wire transfer of same day funds (or, in the absence of wire transfer instructions, by check) (i) on the Closing Date (if such Company Common Stockholder has delivered such duly executed and completed Letter of Transmittal no later than two (2) Business Days prior to the Closing Date) or as promptly as practicable thereafter, the Per Share Portion of the Estimated Merger Consideration, (ii) the Per Share Portion of the Remaining Amount, if any, at the time of its distribution pursuant to Section 3.6 (after taking into account the payment of any Securityholder Representative Costs and Expenses) and (iii) the Per Share Portion of the Excess Amount, if any, at the time of its distribution pursuant to Section 3.6 (after taking into account the payment of any Securityholder Representative Costs and Expenses).

Section 3.3 Estimated Merger Consideration; Certain Closing Date Payments.

(a) Estimated Closing Statement. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Estimated Closing Statement”) setting forth the Company’s good faith calculation of the Estimated Merger Consideration, including (i) the estimated amount of Working Capital (the “Estimated Working Capital Amount”), (ii) the estimated amount of Funded Indebtedness (the “Estimated Funded Indebtedness”), (iii) the estimated amount of Cash (the “Estimated Cash”) and (iv) the estimated amount of the Company Transaction Expenses (the “Estimated Company Transaction Expenses”), together with reasonable supporting detail of each of the calculations contained therein.

(b) Certain Closing Date Payments. Subject to the terms and conditions of this Agreement, immediately following the Effective Time, Parent shall:

(i) pay, or cause to be paid, to the Paying Agent in accordance with the Paying Agent Agreement, the portion of the Estimated Merger Consideration payable to the Company Common Stockholders (other than in respect of Specified Shares) for further payment by the Paying Agent to each Company Common Stockholder (other than in respect of Specified Shares) in an amount equal to the product of (x) the Per Share Portion of the Estimated Merger Consideration multiplied by (y) the number of shares of Company Common Stock (other than Specified Shares) held by such Company Common Stockholder; provided, in the case of the portion of the Estimated Merger Consideration allocable to Grand Slam Holdings, LLC, Grand Slam Holdings, LLC may direct (no later than three (3) Business Days prior to the Closing Date) Parent to pay such portion directly to Grand Slam Holdings, LLC, in which case such portion shall not be paid to the Paying Agent;

(ii) pay, or cause to be paid, to the Surviving Corporation (i) on behalf of and as agent of the applicable Company Optionholders, the portion of the Estimated Merger Consideration allocable to the Company Optionholders and for further payment to each such Company Optionholder in an amount equal to the amount payable to each Company Optionholder as set forth in Section 3.1(b) in respect of such Company Optionholder’s Company Options and (ii) on behalf of and as agent of the applicable Company RSU Holders, the portion of the Estimated

Merger Consideration allocable to the Company RSU Holders and for further payment to each such Company RSU Holder in an amount equal to the amount payable to each Company RSU Holder as set forth in Section 3.1(c) in respect of such Company RSU Holder’s Company RSUs; and

(iii) deliver, or cause to be delivered, to the Escrow Agent an amount to be held in the Escrow Account in accordance with the terms of the Escrow Agreement equal to $15,000,000 (the “Escrow Funds”).

(c) All cash paid upon the surrender of Company Common Stock and in respect of Company Options and Company RSUs in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, Company Options and Company RSUs (as applicable and subject to the right to receive a portion of the Excess Amount and Remaining Amount (after taking into account the payment of any Securityholder Representative Costs and Expenses), as applicable). From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(d) None of Parent, Merger Sub, the Company, the Securityholder Representative or any other Person shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 3.4 Company Transaction Expenses. Simultaneously with the Closing, by wire transfer of immediately available funds on behalf of the Company and its Subsidiaries, the Company shall pay, or Parent shall cause the Surviving Corporation to pay, the Company Transaction Expenses in accordance with wire transfer instructions provided (no later than two (2) Business Days prior to the Closing Date) by each payee thereof.

Section 3.5 Funded Indebtedness. Simultaneously with the Closing, Parent shall repay, or cause to be repaid, on behalf of the Company, the Funded Indebtedness as set forth on Section 3.5 of the Company Disclosure Schedule by wire transfer of immediately available funds to the extent contemplated by payoff letters or, in the case of the Company Notes, redemption notices provided to Parent by the Company no later than two (2) Business Days prior to the Closing Date.

Section 3.6 Post-Closing Determination of Merger Consideration Adjustment; Company Accounting Principles.

(a) Within 60 days after the Closing Date, Parent shall deliver to the Securityholder Representative a statement (the “Closing Statement”) setting forth Parent’s good faith calculation of the Company’s Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses, in each case, as of the Adjustment Time together with reasonable supporting detail of each of the calculations set forth in the Closing Statement. The Closing Statement, and the calculations contained therein, shall be prepared on a basis consistent with the Company Accounting Principles.

(b) During the 45 days immediately following the Securityholder Representative’s receipt of the Closing Statement (the “Review Period”), the Securityholder Representative and its Representatives shall be permitted at reasonable times to review the books and records of the Surviving Corporation and its Subsidiaries and the working papers of Parent, the Surviving Corporation, and the independent accountants, if any, relating to the preparation of the Closing Statement and the calculation of the Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses therein, as well as the relevant books and records of the Company and Parent, and shall be provided with reasonable access to the current and former personnel and advisers of Parent and the Surviving Corporation who were involved in the preparation of the Closing Statement in order to ask questions and receive answers; provided, however, that the independent accountants of Parent or the Surviving Corporation shall not be obligated to make any working papers available to the Securityholder Representative unless and until the Securityholder Representative has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The Securityholder Representative shall notify Parent in writing (the “Notice of Disagreement”) prior to the expiration of the Review Period if the Securityholder Representative disagrees with the Closing Statement or the Working Capital, Funded Indebtedness, Cash or Company Transaction Expenses set forth therein. The Notice of Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Securityholder Representative’s determination of the amount of the Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses, in each case, as of the Adjustment Time with reasonably detailed supporting documentation.

(c) During the 30 days immediately following the delivery of a Notice of Disagreement (the “Dispute Resolution Period”), the Securityholder Representative and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Disagreement. If no Notice of Disagreement is received by Parent on or prior to the expiration date of the Review Period, then the Closing Statement and the Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses set forth in the Closing Statement shall be deemed to have been accepted by the Securityholder Representative and shall become final and binding upon Parent and the Equity Holders. If the parties cannot agree on the Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses during the Dispute Resolution Period, the Working Capital, Funded Indebtedness, Cash or Company Transaction Expenses, in each case solely to the extent not agreed between the Securityholder Representative and Parent, shall be submitted to a boutique specialty firm with an active practice area focused on post-mergers and acquisitions purchase price dispute resolution, in either case, mutually agreed by Parent and the Securityholder Representative in good faith or, in the absence of such agreement within five days after the end of the Dispute Resolution Period, as selected by lot from up to three firms proposed by each of the Securityholder Representative and Parent (the “Independent Arbitrator”). The Securityholder Representative and Parent shall each enter into a customary engagement letter with the Independent Arbitrator. The Securityholder Representative and Parent shall furnish the Independent Arbitrator with a statement setting forth the items from the Notice of Disagreement which are still in dispute (the “Independent Arbitrator Dispute Notice”) and the position, including the specific amount proposed, of each of the Securityholder Representative and Parent with respect to each such disputed item. Within 60 Business Days after the submission of such matters to the Independent Arbitrator, or as soon as practicable thereafter, the Independent Arbitrator, acting as an arbitrator and not as an expert, will, applying the Company Accounting Principles and the provisions of this Agreement, based on information known or knowable as of the Closing Date to the extent provided by the Parties, make a determination of the appropriate amount of each of the line items in the Closing Statement as to which there is disagreement as specified in the Independent Arbitrator Dispute Notice, which determination shall be final, conclusive and binding on the Securityholder Representative and Parent, absent fraud, bad faith or manifest error. With respect to each disputed line item, such determination, if not in accordance with the position of either the Securityholder Representative or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Securityholder Representative or Parent in the Independent Arbitrator Dispute Notice with respect to such disputed line item (and Parent shall not advocate any positions more adverse to the Equity Holders than the amounts reflected in the Closing Statement). With respect to each disputed line item, the difference between the respective positions will be divided into three equal segments. If the Independent Arbitrator’s determination of the appropriate amount for such line item is within a segment closer to one of the advocated positions, such closer advocated position will be deemed to be the appropriate amount. If the Independent Arbitrator’s determination of the appropriate amount for such line item is in the middle segment, the Independent Arbitrator’s determination in this regard will be adopted. For the avoidance of doubt, the Independent Arbitrator shall not review any line items or make any determination with respect to any matter other than those matters in the Independent Arbitrator Dispute Notice that are in dispute. The statement of each of Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses as of the Adjustment Time and the determination of the Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses therefrom that are final, conclusive and binding on the Equity Holders, the Securityholder Representative and Parent, as determined either through agreement of the Securityholder Representative and Parent (deemed or otherwise) or through the determination of the Independent Arbitrator pursuant to this Section 3.6(c) are referred to herein as the “Final Working Capital Amount,” “Final Funded Indebtedness,” “Final Cash” and “Final Company Transaction Expenses”, respectively. For the avoidance of doubt, the exclusion or inclusion of an item in the calculation of the Target Working Capital Amount shall have no bearing on whether such item shall also be excluded or included in the determination of the Final Working Capital Amount. During the review by the Independent Arbitrator, the Securityholder Representative and Parent shall each make available to the Independent Arbitrator such party’s current and former personnel and such information, books, records and work papers, as may be reasonably required by the Independent Arbitrator to fulfill its obligations under this Section 3.6(c); provided, however, that the independent accountants of the Securityholder Representative or Parent shall not be obligated to make any working papers available to the Independent Arbitrator unless and until the Independent Arbitrator has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

(d) The cost of the Independent Arbitrator’s review and determination shall be borne on a proportionate basis by Parent, on the one hand, and the Equity Holders, on the other (whose share shall be paid on their behalf by the Securityholder Representative from the Escrow Funds), based on the percentage which the portion of the contested amount not awarded in favor of each such Person bears to the amount actually contested by such Person. By way of illustration, if Parent’s calculations would have resulted in a $1,000,000 net payment to Parent, and the Securityholder Representative’s calculations would have resulted in a $1,000,000 net payment to the Equity Holders and the Independent Arbitrator’s final determination as adopted pursuant to

Section 3.6(c) results in an aggregate net payment of $500,000 to the Equity Holders, then Parent and the Equity Holders (whose share shall be paid on their behalf by the Securityholder Representative from the Escrow Funds) shall pay 75% and 25%, respectively, of such fees and expenses.

(e) The “Final Merger Consideration” shall be calculated by recalculating the Estimated Merger Consideration using the Final Working Capital Amount in lieu of the Estimated Working Capital Amount, using the Final Funded Indebtedness in lieu of Estimated Funded Indebtedness, using Final Cash in lieu of Estimated Cash and using the Final Company Transaction Expenses in lieu of Estimated Company Transaction Expenses and otherwise using the components of Estimated Merger Consideration as set forth in the definition of Estimated Merger Consideration.

(i) If the Final Merger Consideration is less than the Estimated Merger Consideration paid at the Closing (such amount, the “Deficiency Amount”), Parent shall be paid by wire transfer of same day funds promptly (but in any event within five (5) Business Days after the Final Working Capital Amount, Final Funded Indebtedness, Final Cash and Final Company Transaction Expenses have been agreed upon (through deemed agreement or otherwise) or finally determined by the Independent Arbitrator, in either case in accordance with Section 3.6(a)), such Deficiency Amount from the Escrow Account; provided, however, in no event shall any Equity Holder have personal liability for payment of such amount or any portion thereof, and Parent’s sole recourse with respect thereto shall be the Escrow Funds held by the Escrow Agent.

(ii) If any Escrow Funds remain in the Escrow Account after (A) the payment of the Deficiency Amount (or upon a final determination in accordance with Section 3.6(a) that there is no Deficiency Amount) and (B) subject to Section 3.6(f)(i), deducting the aggregate amount of all Securityholder Representative Costs and Expenses (such remaining amount, the “Remaining Amount”), then Parent and the Securityholder Representative shall instruct the Escrow Agent to pay the Remaining Amount in accordance with Section 3.6(f). For the avoidance of doubt, in no event shall the amount of any Securityholder Representative Costs and Expenses be deducted from the Escrow Funds or paid to the Securityholder Representative unless and until all amounts due to Parent in accordance with Section 3.6(e)(i) have been paid in full.

(iii) If the Final Merger Consideration is greater than the Estimated Merger Consideration paid at the Closing (such amount, the “Excess Amount”), Parent shall promptly (but in any event within five (5) Business Days after the Final Working Capital Amount, Final Funded Indebtedness, Final Cash and Final Company Transaction Expenses have been agreed (through deemed agreement or otherwise) or determined by the Independent Arbitrator, in either case in accordance with Section 3.6(c)) pay the Excess Amount in accordance with Section 3.6(f).

Parent and the Securityholder Representative hereby agree to deliver joint written instructions to the Escrow Agent in accordance with the Escrow Agreement to deliver promptly from the Escrow Account all funds to be delivered in accordance with this Section 3.6(e).

(f) If a payment is required to be made pursuant to Section 3.6(e)(ii) or Section 3.6(e)(iii) (such payment, an “Additional Amount”), such Additional Amount shall be paid as follows:

(i) to the Securityholder Representative, the Securityholder Representative Costs and Expenses; provided, the Securityholder Representative Costs and Expenses shall not be paid to the Securityholder Representative on more than one occasion, and then only to the extent any Escrow Funds remain in the Escrow Account after paying in full to Parent any Deficiency Amount as contemplated by Section 3.6(e)(i);

(ii) to the Paying Agent in accordance with the Paying Agent Agreement, the portion of such Additional Amount (less the Securityholder Representative Costs and Expenses) allocable to the Company Common Stockholders (other than in respect of Specified Shares) for further payment by the Paying Agent to each Company Common Stockholder (other than in respect of Specified Shares) in an amount equal to the product of (x) the Per Share Portion of such Additional Amount (less the Securityholder Representative Costs and Expenses) multiplied by (y) the number of shares of Company Common Stock (other than Specified Shares) held by such Company Common Stockholder; provided, in the case of the portion of such Additional Amount (less the Securityholder Representative Costs and Expenses) allocable to Grand Slam Holdings, LLC, Grand Slam Holdings, LLC may direct the payee of such portion of such Additional Amount to pay such portion directly to Grand Slam Holdings, LLC, in which case such portion shall not be paid to the Paying Agent; and

(iii) to the Surviving Corporation on behalf of and as agent of the applicable Company Optionholders, the portion of such Additional Amount (less the Securityholder Representative Costs and Expenses) allocable to the Company Optionholders and for further payment to each Company Optionholder in an amount equal to the amount payable to each Company Optionholder equal to the product of (x) the Per Share Portion of such Additional Amount (less the Securityholder Representative Costs and Expenses) multiplied by (y) the aggregate number of shares of Company Common Stock subject to the vested portions of the Company Options (other than those Company Options cancelled for no Company Option Merger Consideration in accordance with Section 3.1(b)) held by such Company Optionholder immediately prior to the Effective Time, without interest and net of any amounts that are required to be withheld or deducted under the Code or any applicable provision of Law and (B) on behalf of and as agent of the applicable Company RSU Holders, the portion of such Additional Amount (less the Securityholder Representative Costs and Expenses) allocable to the Company RSU Holders and for further payment to each Company RSU Holder in an amount equal to the amount payable to each Company RSU Holder equal to the product of (x)

the Per Share Portion of such Additional Amount (less the Securityholder Representative Costs and Expenses) multiplied by (y) the aggregate number of shares of Company Common Stock subject to the vested portions of the Company RSUs (other than those Company RSUs cancelled for no Company RSU Merger Consideration in accordance with Section 3.1(c)) held by such Company RSU Holder immediately prior to the Effective Time, without interest and net of any amounts that are required to be withheld or deducted under the Code or any applicable provision of Law;

provided, that all such payments shall be made in accordance with Section 409A of the Code and the regulations promulgated thereunder.

(g) Company Accounting Principles. Each of the Sample Calculations (including the Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses), Estimated Closing Statement (including the Estimated Working Capital Amount, Estimated Funded Indebtedness, Estimated Cash and Estimated Company Transaction Expenses), the Closing Statement (including the Working Capital, Funded Indebtedness, Cash and Company Transaction Expenses) and the Final Merger Consideration shall be prepared and calculated in accordance with the definitions of such terms contained in this Agreement and the Company Accounting Principles, except that the Estimated Closing Statement and the Closing Statement (and all calculations set forth in each, including the calculation of the Estimated Merger Consideration and the Final Merger Consideration) shall be based on facts and circumstances as they exist up to the Closing (and assuming, and giving effect to, consummation of the Merger with respect to the determination of the Company Transaction Expenses) and shall exclude the effect of any act, decision or event occurring after the Closing (other than such assumption as described).

Section 3.7 Escrow. In accordance with Section 3.3(b)(iii), Parent shall, on behalf of the Equity Holders, deliver to Citibank, N.A. (the “Escrow Agent”), as agent to Parent and the Equity Holders, the Escrow Funds in accordance with the provisions of Section 3.3, which Escrow Funds shall be held by the Escrow Agent in an escrow account (the “Escrow Account”) pursuant to the provisions of the Escrow Agreement and used for purposes of any payments payable to Parent or the Equity Holders pursuant to Section 3.6 or to or at the direction of the Securityholder Representative pursuant to Section 3.6 and Section 10.15.

Section 3.8 Withholding. Parent, the Company, the Surviving Corporation, Merger Sub, the Escrow Agent, the Paying Agent and their respective Affiliates shall be entitled to deduct and withhold any amounts required to be deducted and withheld under applicable Law from any consideration payable or otherwise deliverable pursuant to this Agreement, and any such deducted and withheld amounts shall be treated as being paid to the Person with respect to which such deduction and withholding was made. Before making any deduction or withholding pursuant to this Section 3.8 (other than any deduction or withholding resulting from (i) amounts treated as compensation for applicable Tax purposes, (ii) backup withholding obligations under applicable U.S. federal Tax law to the extent an Equity Holder does not deliver or cause to be delivered to Parent or the Escrow Agent or Paying Agent (as applicable) a properly executed Internal Revenue Service Form W-9 or Form W-8, as applicable, or (iii) U.S. federal withholding Taxes required under Code Section 1445 resulting from the Company’s failure to satisfy its obligations under Section 6.13), Parent (or its Affiliate, as applicable) shall use commercially reasonable efforts to give the Securityholder Representative reasonable advance notice of any anticipated deduction or withholding (together with the legal basis therefor). The parties shall cooperate in good faith to reduce or otherwise eliminate any such amounts required to be deducted and withheld under applicable Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in (a) the Company SEC Documents filed after January 1, 2017 and prior to the date of this Agreement (and excluding (i) any disclosures in such filings in any risk factor section, (ii) any forward-looking statements or (iii) other statements that are non-specific, predictive, forward-looking or primarily cautionary in nature) or (b) the Company Disclosure Schedule, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, in each case except where the failure to be so organized, existing or in good standing would not be material to the Company or its Subsidiaries taken as a whole. The Company and each of its Subsidiaries (a) has all requisite power and authority to own and lease its assets and to operate its business as the same are now being owned, leased and operated and (b) is duly qualified or licensed to do business as a foreign entity in each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except in each case where the failure to have such power or authority or be so qualified or licensed would not have a Material Adverse Effect. The Company has delivered or made available to Parent a true, complete and correct copy of the certificates of incorporation and bylaws or comparable governing documents, as currently in effect, for the Company and each of its Subsidiaries.

Section 4.2 Capitalization.

(a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock, of which 49,393,595 shares are issued and outstanding as of the date of this Agreement. As of the date of this Agreement there are 8,460,174 shares of Company Common Stock issuable upon the exercise of Company Options issued and outstanding, 374,666 shares of Company Common Stock issuable upon the settlement of Company RSUs issued and outstanding and 218,712 shares of Company Common Stock held in treasury by the Company. Except as set forth above, there are no shares of capital stock or other equity securities of the Company authorized, issued, reserved for issuance or outstanding. All of the outstanding shares of capital stock of the Company have been, and any shares of capital stock of the Company issuable upon the exercise of Company Options or the settlement of Company RSUs will be, duly authorized and validly issued, and are or will be fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right provided for in the DGCL, the certificate of incorporation or the bylaws of the Company, each as amended to the date of this Agreement, or any Contract to which the Company is a party or otherwise bound. There are not any bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any holder of any share of capital stock of the Company may vote (“Voting Company Debt”). Except as set forth above or in Section 4.2(a) or Section 4.2(b) of the Company Disclosure Schedule, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, preemptive rights, puts, calls, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible into or exercisable for or exchangeable into, or giving any Person a right to subscribe for or acquire, any shares of capital stock of or other equity interest in, the Company or any Subsidiary of the Company or any Voting Company Debt, (ii) obligating the Company or any of its Subsidiaries to issue, grant or enter into any such option, warrant, right, security, commitment, Contract, arrangement or undertaking or (iii) pay an amount in cash or in kind with respect to, or based on the value of, any shares of capital stock of or other equity interest in the Company or any of its Subsidiaries or any Voting Company Debt. Section 4.2(a) of the Company Disclosure Schedule sets forth (i) all holders of record of issued and outstanding shares of Company Common Stock, (ii) all holders of an outstanding Company Option, together with the grant date, exercise price and number of shares of Company Common Stock subject thereto for such Company Option and (iii) all holders of an outstanding Company RSU, together with the grant date and number of shares of Company Common Stock subject thereto for such Company RSU. No Subsidiary of the Company owns any of the capital stock of the Company.

(b) There are not any outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of or other equity interest in the Company or any of its Subsidiaries or (ii) relating to the voting or registration of any equity securities of the Company or any of its Subsidiaries.

(c) Section 4.2(c) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company, including the name and jurisdiction of organization of each such Subsidiary, the issued and outstanding capital stock of each such Subsidiary and the record owner of such capital stock. Except for interests in the Company’s Subsidiaries and except as set forth in Section 4.2(c) of the Company Disclosure Schedule, the Company and its Subsidiaries do not, as of the date of this Agreement, own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. There are no outstanding commitments or agreements obligating the Company or one of its Subsidiaries to make any investment (in the form of a loan, capital contribution or other form of investment) in any Person, other than any such commitments or agreements between or among the Company and any of its Subsidiaries. All of the outstanding shares of capital stock (or equivalent equity interests) of the Company’s Subsidiaries have been duly authorized and validly issued, and are or will be fully paid and nonassessable. All of the outstanding shares of capital stock (or equivalent equity interests) of the Company’s Subsidiaries are not subject to and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right provided for in the DGCL (or other applicable Law), the certificate of incorporation or the bylaws (or equivalent organizational document) of such Subsidiary, each as amended to the date of this Agreement, or any Contract to which the Company or any of its Subsidiaries is a party or is otherwise bound.

Section 4.3 Authority; Execution and Delivery; Enforceability.

(a) The Company possesses all requisite legal right, power and authority to execute, deliver and perform this Agreement and the other Transaction Agreements, and, upon receipt of the Stockholder Approval, to consummate the transactions contemplated herein and therein. The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action on the part of the Company. The Stockholder Approval is the only vote of any class or series of capital stock of the Company required to approve this Agreement and the transactions contemplated by this Agreement, including the Merger.

(b) This Agreement has been, and the other Transaction Agreements will upon delivery be, duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (the “Enforceability Exceptions”).

Section 4.4 No Conflicts; Consents.

(a) Except as set forth in Section 4.4(a) of the Company Disclosure Schedule and assuming all Governmental Filings and waiting periods described in or contemplated by Section 4.4(b) and Section 5.3(b) have been obtained or made, or have expired, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) violate any applicable Law (including Data Protection Laws) to which the Company or its Subsidiaries are subject, (ii) conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration, termination or cancellation of or create in any party the right to accelerate, terminate, adversely modify or cancel, or require any notice, consent or payment under any Company Material Contract, Company Benefit Plan, or Permit or (iii) violate the certificate of incorporation or bylaws or comparable governing documents, each as amended to the date of this Agreement, of the Company or any of its Subsidiaries, other than, in the case of clauses (i) and (ii) above, any such violations, conflicts, breaches, defaults, accelerations, terminations, cancellations, notices, consents, payments or rights that would not have a Material Adverse Effect and would not materially impair or prevent the ability of the Company to perform its obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

(b) No filings or registrations with, notifications to, or authorizations, consents or approvals of, a Governmental Entity (collectively, “Governmental Filings”) are required to be obtained or made by the Company or its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except (i) compliance with and filings under the HSR Act, (ii) Governmental Filings set forth on Section 4.4(b) of the Company Disclosure Schedule, (iii) the filing of the Certificate of Merger in connection with the Merger in accordance with the DGCL and (iv) such other Governmental Filings, the failure of which to be obtained or made would not have a Material

Adverse Effect and would not materially impair or prevent the ability of the Company to perform its obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 4.5 Financial Statements; Company SEC Documents; No Operations.

(a) Parent has been provided copies of (a) the audited consolidated balance sheets of DJO Finance, LLC (“DJO Finance”) and its Subsidiaries as of December 31, 2017 and 2016, and consolidated statements of operations, comprehensive loss, (deficit) equity and cash flows for each of the two years prior to and including the period ended December 31, 2017 (collectively, the “Audited Financial Statements”), and (b) the unaudited consolidated balance sheet of DJO Finance and its Subsidiaries as of September 29, 2018 and consolidated statements of operations, comprehensive loss, (deficit) equity and cash flows for the three- and nine-month period ended September 29, 2018 (the “Interim Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”). Other than as set forth on Section 4.5 of the Company Disclosure Schedule, the Financial Statements have been prepared (and the historical financial statements included in the Company Information pursuant to clauses (A) and (B) of the definition thereof, at the time they are delivered to Parent, will have been prepared) in accordance with GAAP and present fairly, in all material respects, both individually and in the aggregate, the consolidated financial position of DJO Finance or the Company, as applicable, and its Subsidiaries as of the date indicated and the results of operations for the period then ended, except with respect to the Interim Financial Statements, which are subject in each case to (x) normal year-end adjustments and other normal recurring adjustments; and (y) the absence of disclosures normally made in footnotes (in either case which are not material in nature or amount). The balance sheet as of September 29, 2018, which is included in the Interim Financial Statements, is referred to herein as the “Latest Balance Sheet” and September 29, 2018 is referred to as the “Latest Balance Sheet Date”.

(b) Each report, schedule, form, statement and other document (including exhibits and other information incorporated therein and any amendments or supplements thereto) required to be furnished or filed by DJO Finance or any of its Subsidiaries with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2017 (such documents, together with any other documents filed with the SEC by DJO Finance or its Subsidiaries during such period, including all exhibit and other information incorporated therein and any amendments or supplements thereto, collectively referred to as the “Company SEC Documents”) (i) at the time filed complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC thereunder and (ii) did not at the time filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they were made. The Company and its Subsidiaries have established and maintained systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurances that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with GAAP and to ensure that transactions are executed in accordance with general or specific authorization of Company management. The “disclosure and controls procedures” (as defined in the Exchange Act) of the Company are reasonably designed to ensure that material information required to be disclosed by the Company and its Subsidiaries in reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported as appropriate to allow timely decisions regarding required disclosures and to enable appropriate certifications to be made with respect to such reports.

(c) The sole assets of the Company are its limited liability company interests in DJO Holdings, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company (“DJO Holdings”) and the sole assets of DJO Holdings are its limited liability company interests in DJO Finance, a direct, wholly owned subsidiary of Holdings, in each case other than assets which are individually and in the aggregate immaterial or which are otherwise reflected on the Latest Balance Sheet. Neither the Company nor DJO Holdings has any liabilities or operations other than activities incidental to its status as a holding company (other than as related to assets which are individually and in the aggregate immaterial or which are otherwise reflected on the Latest Balance Sheet) or related to the maintenance of its corporate or limited liability company existence, as applicable, except as contemplated by this Agreement or as set forth on the Company Disclosure Schedule.

Section 4.6 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of any kind that would have been required to be reflected in, reserved against or otherwise described on the face of, or in footnotes to, the Financial Statements in accordance with GAAP other than (a) those reflected on the face of, or in footnotes to, the Financial Statements, (b) liabilities incurred in the ordinary course of business after the Latest Balance Sheet Date (none of which relates to breach of contract, breach of warranty, infringement or misappropriation of Intellectual Property, or violation of Law, in each case, by the Company or any of its Subsidiaries), (c) liabilities incurred in connection with the transactions contemplated hereby or (d) liabilities that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 4.7 Absence of Certain Changes or Events. From the Latest Balance Sheet Date to the date of this Agreement (i) the Company and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice in all material respects and (ii) neither the Company nor any of its Subsidiaries has taken any action or omitted to take any action which, if taken or omitted to be taken after the date hereof, would require the consent of Parent in accordance with Section 6.1(a), Section 6.1(b), Section 6.1(c), Section 6.1(e), Section 6.1(f), Section 6.1(i), Section 6.1(j), Section 6.1(o), Section 6.1(s), Section 6.1(t) or Section 6.1(v). Since December 31, 2017 through the date of this Agreement, there has not been a Material Adverse Effect.

Section 4.8 Real Property; Title to Assets.

(a) Section 4.8(a) of the Company Disclosure Schedule identifies all of the material real property devised by leases or subleases (together with all material amendments or modifications thereto, collectively, the “Leases”) to the Company or any of its Subsidiaries (collectively, the “Leased Real Property”) and all of the real property owned by the Company or any of its Subsidiaries (collectively, the “Owned Real Property” and, together with the Leased Real Property, the “Real Property”).

(b) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries, as applicable, hold a valid and existing leasehold interest under each of the Leases to which it is a party for the terms set forth therein. Except as would not reasonably be expected to have a Material Adverse Effect, all of the Leases are in full force and effect and enforceable by the Company or such Subsidiaries which is a party thereto in accordance with their terms, and to the Knowledge of the Company, the other parties thereto, in each case subject to the Enforceability Exceptions, and the Company or such Subsidiary which is a party thereto has good and valid fee title to each Owned Real Property, in each case free and clear of all Encumbrances and defects except for Permitted Encumbrances. Neither the Company nor any of its Subsidiaries is in breach of or in default under any Lease that would, individually or in the aggregate, materially impair or be reasonably likely to materially impair the continued use and operations of the Leased Real Property to which they relate in the conduct of the business of the Company and its Subsidiaries as presently conducted. The Company has delivered to Parent a true and complete copy of each Lease. The Owned Real Property and Leased Real Property comprise all of the material real property used or intended to be used in the operation of the Company’ and the Subsidiaries’ businesses as conducted on the date of this Agreement.

(c) Except as set forth in Section 4.8(c) of the Company Disclosure Schedule, or except as would not reasonably be expected to have a Material Adverse Effect: (i) the Company’s or Subsidiary’s possession and quiet enjoyment of the Leased Real Property under each Lease has not been disturbed in any material respect, and there are no material disputes with respect to any Lease or any Owned Real Property, (ii) the Company or any of its Subsidiaries has not subleased, licensed or otherwise granted any Person the right to use or occupy any Leased Real Property or any portion thereof, (iii) all buildings, structures, improvements, fixtures, parking facilities building systems and equipment, and all components thereof, included in the material Real Property are in good condition and repair and sufficient for the operation of the Company’s and Subsidiaries’ businesses, and do not encroach on any land which is not included in the Real Property or on any easement affecting such Real Property in any material respect, (iv) there are no encroachments onto any of the Real Property or any portion thereof, which encroachment would interfere with the use or occupancy of such Real Property or the continued operation of the Company’s or Subsidiary’s businesses in any material respect and (v) the Company has not received any notice of violation of any zoning law, ordinance or regulation relating to the use or occupancy of any of the Real Property, or any easement, covenant, condition, restriction or similar agreement, and, to the Company’s Knowledge, there is no basis for the issuance of any such notice or the taking of any action for such violation.

(d) Other than any exception which would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own each of the items of material tangible personal property reflected on the Latest Balance Sheet or acquired thereafter (except for assets reflected thereon or acquired thereafter that have been disposed of since the Latest Balance Sheet Date), free and clear of all Encumbrances, except for (i) Encumbrances identified or described in Section 4.8(d) of the Company Disclosure Schedule and (ii) Permitted Encumbrances.

Section 4.9 Intellectual Property.

(a) Section 4.9(a) of the Company Disclosure Schedule sets forth a listing as of the date hereof of all registrations and pending applications of Intellectual Property owned by the Company or any of its Subsidiaries.

(b) Except as set forth in Section 4.9(b) of the Company Disclosure Schedule: (i) the Company and its Subsidiaries exclusively own all right, title and interest in and to all material Intellectual Property they purport to own, including the items set forth on Section 4.9(a) of the Company Disclosure Schedule, (ii) except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all registrations included on Section 4.9(a) of the Company Disclosure Schedule are subsisting and unexpired, and valid and enforceable, (iii) except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the conduct of the Company’s or any of its Subsidiaries’ businesses does not infringe, misappropriate or violate, and in the last three (3) years has not infringed, misappropriated, or violated, any Intellectual Property of any third party, (iv) there is no pending Proceeding against the Company or its Subsidiaries alleging that any such infringement, misappropriation, or violation has occurred, and none of the Company nor any of its Subsidiaries has received in the prior two (2) year period ending on the date hereof any written notice alleging same, (v) to the Knowledge of the Company, no third party is materially infringing, misappropriating or violating any Intellectual Property owned by the Company or any of its Subsidiaries, and (vi) the Company and its Subsidiaries have taken reasonable actions to protect the (x) confidentiality of its and their material trade secrets and material confidential information and (y) the integrity, operation and security of its and their material Computer Systems and Software, and in the two (2) years prior to the date hereof, there have no material breaches or outages of same, other than those that were resolved without material cost or liability. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company’s Computer Systems are sufficient for the needs of the Company, are in sufficiently good working condition, and include a sufficient number of license seats for all software as necessary for the operation of the business of the Company and its Subsidiaries.

(c) Except as would not reasonably have a Material Adverse Effect: the Company either exclusively owns, free and clear of all Encumbrances other than Permitted Encumbrances, or otherwise owns or has a valid and enforceable license or other right to use all other Intellectual Property used in the operation of the business of the Company and its Subsidiaries as currently conducted.

(d) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, at least some portion of each material Product is covered by at least one claim of a patent set forth in Section 4.9(a) of the Company Disclosure Schedule. Except as set forth in Section 4.9(d) of the Company Disclosure Schedule, no funding, resources, facilities or personnel of any Governmental Entity, university or research institution has been used by the Company in connection with the development of any material Company Intellectual Property, material Company Software, or material Product, and no Governmental Entity has rights in any material Company Intellectual Property, material Company Software, or material Product based on such use.

(e) The Company maintains commercially reasonable disaster recovery and business continuity plans, procedures and facilities in connection with the operation of the business and acts in compliance in all material respects therewith.

(f) Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each current and former employee, consultant, and independent contractor of the Company and its Subsidiaries who has created or developed proprietary Intellectual Property for such entities for which ownership thereof does not vest initially in the Company by operation of law have entered into a valid and enforceable written agreement assigning to the Company or the respective Subsidiary all Intellectual Property created by such Person within the scope of such Person’s duties (and, if such persons have access to trade secrets or confidential information of the Company, prohibiting such Person from using or disclosing same, except as necessary to perform their obligations for the Company); (ii) the Company and its Subsidiaries have obtained and recorded executed assignments from inventors and all other Persons (including previous owners) for all issued patents set forth on Section 4.9(a) of the Company Disclosure Schedule to fully perfect their rights and title therein in accordance with applicable Law in each respective jurisdiction; and (iii) to the Knowledge of the Company, no current or former employee, consultant, or independent contractor of the Company or any Subsidiary is in violation of an agreement referenced in clause (i).

(g)    (i) The Company (or a vendor acting on its behalf) possesses substantially complete copies of all proprietary source code for Company Software, along with sufficient other documentation and materials necessary to compile, modify, maintain and operate material Company Software in all material respects; (ii) such documentation is sufficient to enable a programmer of ordinary skill to maintain, support and modify the source code of material Company Software in all material respects; (iii) no material Company Software that is licensed, distributed or made available to other Persons is subject to any “open source”, “copyleft” or analogous license (including any analogous license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, GPL, AGPL or other open source software license) that has or would require any public distribution or availability of proprietary source code, has or would require the Company or its Subsidiaries to grant, or purport to grant, to any third party any rights or immunities under any other Intellectual Property owned by the Company or its Subsidiaries, or impose any present economic limitations on the Company’s or its Subsidiaries’ commercial exploitation of such Company Software subject to such license; and (iv) no material source code owned by the Company or its Subsidiaries has been disclosed, released, made available, or delivered to any third party (other than employees or service providers performing services on behalf of the Company or its Subsidiaries), and no Person other than the Company or its Subsidiaries (or such employees or service providers) is in possession of any such source code or has been granted any license or other right with respect therein or thereto.

Section 4.10 Insurance. Section 4.10 of the Company Disclosure Schedule sets forth a listing of all material insurance policies or binders currently owned, held by or applicable to the Company or any of its Subsidiaries (or its respective assets or business). Except as would not reasonably be expected to have a Material Adverse Effect, all material insurance policies or binders currently owned or held by the Company and its Subsidiaries that insure the business and operations of the Company and its Subsidiaries are in full force and effect and all premiums that are due and payable with respect thereto have been timely paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability, self-funded health programs and self-funded general liability front programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date). In the three years prior to the date of this Agreement, except as has not had and would not reasonably be expected to have a Material Adverse Effect, none of the Company or any of its Subsidiaries has received any written notice of cancellation or non-renewal (other than non-renewals received in the ordinary course of business) of any such policy or arrangement nor has the termination of any such policy or arrangement been threatened in writing.

Section 4.11 Taxes. Except as set forth on Section 4.11 of the Company Disclosure Schedule or as would not reasonably be expected to have a Material Adverse Effect:

(a) All Tax Returns required to be filed by the Company or any of its Subsidiaries with any Governmental Entity have been timely filed (taking into account applicable extensions of time to file) and all such Tax Returns are true, correct and complete in all material respects. All Taxes owed by the Company or any of its Subsidiaries, whether or not shown as due on such Tax Returns, have been timely paid in full other than Taxes which are not yet due and payable.

(b) There is no audit, examination or other administrative or court proceeding involving any Tax of the Company or any of its Subsidiaries that is currently in progress or threatened in writing by a Governmental Entity, which written threat has been received by the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries (i) has received from any Governmental Entity in a jurisdiction where the Company or its Subsidiary has not filed any Tax Returns any written claim that the Company or such Subsidiary is subject to taxation by, or required to file a Tax Return in, that jurisdiction, which claim has not been fully resolved, (ii) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in or improper use of any method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-United States Income Tax Law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-United States Income Tax Law) existing on or prior to the Closing Date, (D) prepaid income received or installment sale or open transaction disposition made on or prior to the Closing Date or (E) election under Section 108(i) of the Code, (iii) has, within the past two years, been a “distributing corporation” or a “controlled corporation” (as such terms are used in Section 355 of the Code) in a distribution intended to qualify in whole or in part for tax free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code), (iv) has any liability for Taxes of any other Person, other than the Company or any Subsidiary, under applicable Law (including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar provision under applicable Law), as a transferee or successor or by assumption, (v) is subject to or has requested any private letter ruling (or similar ruling) from any taxing authority that is still in effect (or pending, if requested), (vi) has waived (or been requested in writing to waive) any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency (in each case, other than in connection with extensions of time to file Tax Returns obtained in the ordinary course of business), which waiver or extension remains open (or pending, if requested), or (vii) has made an election under Section 965(h) of the Code (or analogous provisions of applicable state or local Tax Law).

(d) There are no Encumbrances for Taxes upon any of the assets of the Company or any of its Subsidiaries, other than Permitted Encumbrances.

(e) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax allocation or Tax sharing agreement (or any agreement requiring the Company or any Subsidiary to pay any amount to any Person with respect to the receipt of a Tax refund or the utilization of a net operating loss or other Tax asset), other than (i) any such agreement solely among the Company and its Subsidiaries or (ii) any customary commercial agreement entered into in the ordinary course of business, the primary subject matter of which is not Taxes.

(f) None of the Company or any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(g) Each of the Company and its Subsidiaries have complied in all respects with all applicable Laws relating to the collection or withholding of Taxes required to be collected or withheld by Company or any Subsidiary under applicable Law.

(h) No Subsidiary of the Company that is not a U.S. person within the meaning of Section 7701(a)(30) of the Code (i) is a passive foreign investment company within the meaning of Section 1297 of the Code or (ii) has made an election under Section 897(i) of the Code to be treated as a domestic corporation.

(i) The Company and its Subsidiaries have established as a liability on the Financial Statements adequate accruals and reserves, in accordance with GAAP, for all Taxes payable by the Company and each Subsidiary for all taxable periods and portions thereof through the date of the Financial Statements, and the actual liability for accrued and unpaid Taxes of the Company and each Subsidiary as of the Closing Date will not exceed such accruals as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its subsidiaries.

Section 4.12 Proceedings. Except as set forth in Section 4.12 of the Company Disclosure Schedule, there are, and have been no (for the last three (3) years), Actions (but only to the Knowledge of the Company in respect of investigations), in each case, pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that: (a) if decided adversely to the Company or its Subsidiaries, (a) would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; or (b) would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby. None of the Company or any of its Subsidiaries is subject to any Governmental Order or is in breach or violation of any Governmental Order, except as would not have a Material Adverse Effect.

Section 4.13 Benefit Plans.

(a) Section 4.13(a) of the Company Disclosure Schedule sets forth a true and complete list of each material Company Benefit Plan. With respect to each Company Benefit Plan, the Company has made available to Parent a current, complete and accurate copy (or to the extent no copy exists, an accurate summary) of (i) each such Company Benefit Plan, including any material amendments thereto, (ii) any trust, insurance, annuity or other funding instrument related thereto, (iii) any summary plan description and (iv) for the most recent plan year and to the extent applicable, (A) audited financial statements, (B) actuarial or other valuation reports prepared with respect thereto (where such statements, reports or tests are required to be prepared or performed under applicable Law) and (C) Form 5500 and attached schedules.

(b) Except as set forth on Section 4.13(b) of the Company Disclosure Schedule or as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(i) no Company Benefit Plan is, and neither the Company nor any of its Subsidiaries is the sponsor of, obligated to make contributions under, or has or could reasonably expect to have any liability or obligation under or with respect to (including on account of an ERISA Affiliate): (A) a “multiemployer plan” (as defined in Title I or Title IV of ERISA), (B) a plan that is or was subject to Title IV of ERISA or Section 412 of the Code, (C) a multiple employer plan (as described in Section 413(c) of the Code or Sections 210, 4063, 4064 or 4066 of ERISA, or (D) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA);

(ii) each Company Benefit Plan that is intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the Internal Revenue Service as to its qualification and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such plan or the tax exempt status of its related trust;

(iii) each Company Benefit Plan has been established, maintained, funded, operated and administered in compliance with its respective terms and all applicable Laws, all contributions or payments required under the terms of each Company Benefit Plan or applicable Laws have been timely made, and neither the Company nor any of its Subsidiaries has incurred or could reasonably be expected to incur any penalty or Tax (whether or not assessed) under Sections 4980B, 4980H or 4980D of the Code, including on account of an ERISA Affiliate;

(iv) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code);

(v) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, disregarding any termination of employment which may occur on or after the Closing, will (x) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director, officer or employee of the Company from the Company under any Company Benefit Plan or otherwise, (y) materially increase any benefits otherwise payable under any Company Benefit Plan, or (z) result in any acceleration of the timing of payment, funding or vesting of any such benefits to any material extent;

(vi) none of the Company Benefit Plans provides, nor has the Company or any of its Subsidiaries promised to provide, medical or other health or life insurance benefits to any retired Person, or any current employee of any of the Company following such employee’s retirement or other termination of employment, except as required by applicable Law (including Section 4980B of the Code);

(vii)    (A) no Action or other claim (other than routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to each Company Benefit Plan, and (B) there have been no non-exempt “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code);

(viii) each material Company Benefit Plan and any other material agreement, plan, contract or arrangement maintained by the Company or its Subsidiaries that constitutes, in any part, a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance in all material respects with Section 409A of the Code and applicable guidance thereunder; and

(ix) neither the Company nor any of its Subsidiaries is party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Sections 409A or 4999 of the Code or equivalent local Law.

(c) Except as set forth in Section 4.13(c) of the Company Disclosure Schedule, no material Company Benefit Plan is subject to the laws of any jurisdiction outside of the United States or covers any employee residing or working outside of the United States. Without limiting the generality of the foregoing, with respect to each such non-U.S. Company Benefit Plan, except as would not, individually or in the aggregate, have a Material Adverse Effect: (i) if the Company intended such non-U.S. Company Benefit Plan to receive favorable Tax treatment under applicable Laws, such non-U.S. Company Benefit Plan has been qualified or similarly determined to satisfy the requirements of such Laws to the extent so required; and (ii) except as set forth in Section 4.13(c)(ii) of the Company Disclosure Schedule, such non-U.S. Company Benefit Plan is not a defined benefit plan.

Section 4.14 Compliance with Applicable Law; Permits. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries are (and have been for the past three (3) years) in compliance in with all applicable Laws, and possesses all licenses, accreditations, permits, Healthcare Permits, FDA Regulatory Approvals, registrations, permanent certificates of occupancy, authorizations and certificates from any Governmental Entity required under applicable Law with respect to the operation of its businesses and the occupancy of any real property (collectively, “Permits”). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all such Permits are in full force and effect and the Company and its Subsidiaries are in compliance with all such Permits. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, in the past three (3) years, none of the Company or any of its Subsidiaries has received any written notice from any Governmental Entity regarding any actual, alleged, possible or potential violation of, or failure to comply with, any Law or Governmental Order applicable to the Company or any of its Subsidiaries or by which any properties or assets owned or used by the Company or any of its Subsidiaries are bound or affected or by which any properties or assets owned or used by the Company are bound or affected.

Section 4.15 Environmental Matters. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) Except as set forth in Section 4.15(a) of the Company Disclosure Schedule, (i) the Company and each of its Subsidiaries have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to or designed, manufactured, sold, marketed, installed, repaired or distributed products or items containing, any Hazardous Materials, and (ii) there has not otherwise been any Release of, or contamination by, any Hazardous Material at, on, under, or from any of the Leased Real Property or any other location, in each case so as to give rise to liability (contingent or otherwise) of the Company or its Subsidiaries under Environmental Law;

(b) Except as set forth in Section 4.15(b) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries has received any written notice, order or other written information or communication from any Governmental Entity or any Person relating to any violation of or liability under Environmental Law or claiming that the Company or any of its Subsidiaries is, or may be, liable under any Environmental Law for any Release of any Hazardous Material;

(c) The Company and its Subsidiaries have not, pursuant to or as a result of any contract, assumed, undertaken, or otherwise become subject to, any liability of any other Person, or provided any indemnification with respect to any liability, under any Environmental Laws; and

(d) The Company and its Subsidiaries have made available to Parent all reports of environmental audits, assessments and any other similar environmental, health or safety documents containing material information regarding the Company or its Subsidiaries or any of their current or former facilities, in their possession or reasonable control.

Section 4.16 Brokers and Finders. No agent, broker, investment banker, financial advisor or other Person, other than Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC (whose fees and expenses will be included in the calculation of Company Transaction Expenses), is or will become entitled, by reason of any Contract entered into or made by or on behalf of the Company or any of its Subsidiaries, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the Merger or other transactions contemplated by this Agreement other than any commission, brokerage, finder’s fee or other similar compensation which will be included in the calculation of Company Transaction Expenses.

Section 4.17 Labor and Employment Matters. Except as set forth in Section 4.17 of the Company Disclosure Schedule or except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a)    (i) there is no pending, or to the Knowledge of the Company, threatened Action by or on behalf of any employee, prospective employee, independent contractor or former employee or independent contractor; (ii) none of the Company or any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other Contract with any labor union, labor organization, works council or group of Company Employees (each a “CBA”); (iii) there are no CBAs or any other labor-related agreements or arrangements with respect to any Company Employees; (iv) no Company Employees are represented by any labor union, works council, or other labor organization with respect to their employment with the Company or its Subsidiaries; and (v) to the Knowledge of the Company, there are no, and in the past five (5) years there have been no, pending or threatened union organizational activities or proceedings with respect to employees of the Company or its Subsidiaries.

(b) In the past five (5) years, (i) there has been no grievance, labor strike, unfair labor practice charge, slowdown, labor-related arbitration, lockout, picketing, handbilling, stoppage or other labor dispute pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (ii) no labor union, works council, other labor organization, or group of employees of the Company or its Subsidiaries has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(c) Neither the Company nor any of its Subsidiaries have any notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the transactions contemplated by this Agreement.

(d) The Company and its Subsidiaries are in compliance with all applicable Laws relating to labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, termination of employment, health and safety, wages, hours and overtime classification (including the classification of consultants and independent contractors and exempt and non-exempt employees), immigration (including the completion of I-9s for all employees and the proper confirmation of employee visas), employment discrimination, employee privacy, disability rights or benefits, equal opportunity (including compliance with any affirmative action plan obligations), plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN”)), workers’ compensation, labor relations, employee leave issues, affirmative action and affirmative action plan requirements and unemployment insurance.

(e) To the Knowledge of the Company, no current or former employee or independent contractor of the Company or any of its Subsidiaries is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation: (i) owed to the Company or any of its Subsidiaries; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or any of its Subsidiaries.

(f) The Company and its Subsidiaries have promptly, thoroughly and impartially investigated all sexual harassment allegations of which they are aware. With respect to each such allegation with potential merit, the Company or its applicable Subsidiary has taken prompt corrective action that is reasonably calculated to prevent further harassment. The Company does not reasonably expect any liability with respect to any such allegations.

Section 4.18 Company Material Contracts.

(a) Section 4.18(a) of the Company Disclosure Schedule sets forth a listing as of the date hereof of all of the currently effective Contracts of the following types, excluding Company Benefit Plans, to which the Company or any of its Subsidiaries is a party or by which any assets of the Company or any of its Subsidiaries are bound or are subject:

(i) Contracts, other than purchase orders entered into in the ordinary course of business consistent with past practice or Contracts with respect to the purchase of products for resale or manufacturing, which involve commitments to make capital expenditures or which provide for the purchase of assets, goods or services by the Company or any of its Subsidiaries from any one Person which have a purchase price in excess of $5,000,000 during the most recently completed fiscal year;

(ii) Contracts, other than sales orders entered into in the ordinary course of business consistent with past practice, which provide for the sale of goods or services by the Company or any of its Subsidiaries which have aggregate revenue in excess of $5,000,000 during the most recently completed fiscal year;

(iii) joint venture agreements, partnership agreements, and limited liability company agreements and each similar type of Contract (however named), including those involving a sharing of profits, losses, costs or liabilities with any other Person;

(iv) other than Contracts for the sale of inventory in the ordinary course of business or the sale of obsolete assets, Contracts for (x) the sale, assignment, transfer or other disposition of assets of the Company or any of its Subsidiaries or (y) the acquisition of assets or debt or equity interest in any other Person (whether by purchase, merger or otherwise), in either case involving a purchase price (in a single transaction or series of related transactions) in excess of $1,000,000 or under which the Company or any of its Subsidiaries has any continuing liability or obligation;

(v) any Contract (x) evidencing or guaranteeing Indebtedness for borrowed money or otherwise placing a material Encumbrance on the assets of the Company or its Subsidiaries, in each case, in excess of $5,000,000 or (y) under which the Company or any of its Subsidiaries has made advances or loans to any other Person;

(vi) any CBA;

(vii) any Contract that is a settlement, conciliation or similar agreement pursuant to which the Company or a Subsidiary will have any material outstanding obligation (including monetary or non-monetary) after the date of this Agreement;

(viii) Contracts with any Equity Holder, employee, officer or director of the Company or any of its Subsidiaries, or any Affiliate or immediately family member of any of the foregoing (other than the Company and its Subsidiaries), except in each case for any Contract entered into in the ordinary course of business on arms’ length terms or in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company;

(ix) Contracts which (i) contain a covenant not to compete or otherwise limit the freedom of the Company or any of its Affiliates to engage in any business or compete with any Person, (ii) require the Company or any of its Affiliates to conduct business on a “most favored nation” or similar basis, or (iii) obligate the Company or any of its Affiliates to do business on an exclusive or similar basis;

(x) any Contract with a key opinion leader set forth on Section 1.1(d) of the Company Disclosure Schedule;

(xi) Contracts with any Governmental Entity;

(xii) Contracts with Material Payors; and

(xiii) material Contracts relating to the licensing, ownership, development, or use of any Intellectual Property, excluding all off-the-shelf, commercially available software licenses or non-exclusive licenses granted by the Company or its Subsidiaries in the ordinary course of business.

(b) Correct and complete copies of each Contract required to be identified in Section 4.18(a) of the Company Disclosure Schedule, including all amendments thereto (collectively, the “Company Material Contracts”) have been made available to Parent. Except as would not have a Material Adverse Effect, (i) all of the Company Material Contracts (other than those that have expired or been terminated in accordance with their terms, except as a result of a breach or violation thereof by the Company or one of its Subsidiaries) are in full force and effect and are enforceable against the Company or any of its Subsidiaries that is a party thereto, and to the Knowledge of the Company, the other parties thereto, in accordance with their respective terms, subject in each case to the Enforceability Exceptions, (ii) the Company and each of its Subsidiaries (as the case may be) has performed all obligations required to be performed by it pursuant to such Company Material Contracts, and (iii) to the Knowledge of the Company, there are no existing threats of default, breaches or violations of any of such Company Material Contracts by any other party thereto.

Section 4.19 Foreign Corrupt Practices Act and Trade Controls.

(a) None of the Company nor any of its Subsidiaries, their directors, officers or employees or, to the Knowledge of the Company, any agent or other Person acting on their behalf has: (i) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (the “FCPA”) or any other applicable Laws related to anti-corruption or anti-bribery, including the UK Bribery Act 2010 (collectively “Anti-Corruption Laws”); or (ii) made or received any unlawful payment or given, offered, promised, or authorized or agreed to give or receive, any money or thing of value, directly or indirectly, to any official or employee of a Governmental Entity or other Person in violation of any Anti-Corruption Laws.

(b) The Company and its Subsidiaries make and keep books, records, and accounts that accurately and fairly reflect transactions and the distribution of the assets of the Company and its Subsidiaries, and maintain a system of internal accounting controls sufficient to provide reasonable assurances that actions are taken in accordance with management’s directives and are properly recorded, in each case in accordance with the FCPA.

(c) The Company and its Subsidiaries have effective disclosure controls and procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the Anti-Corruption Laws will be prevented, detected and deterred.

(d) None of the Company, any of its Subsidiaries, nor any of their respective directors, officers or employees or, to the Knowledge of the Company, any agent or other Person acting on their behalf is currently, or has been in the last five (5) years (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, or (iv) otherwise in violation of Trade Control Laws.

(e) In the last five (5) years, neither the Company nor any of its Subsidiaries has received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Entity; or conducted any internal investigation or audit, in each case concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws.

Section 4.20 Healthcare Regulatory. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) Each of the Company and its Subsidiaries is, and has been for the past three (3) years, in compliance with all applicable Healthcare Laws. There are no Actions pending or, to the Knowledge of the Company and its Subsidiaries, threatened alleging non-compliance by Company, any of its Subsidiaries or Healthcare Professionals while acting on behalf or at the request of the Company or any of its Subsidiaries with respect to any such Healthcare Laws. During the past three (3) years, none of the Company, the Subsidiaries, or any Company Employee, has received written notice of any Action against the Company or any Subsidiary related to Healthcare Laws from any Governmental Entity.

(b) Without limiting the generality of Section 4.20(a), currently, and for the past three (3) years:

(i) Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any officer, director, managing employee, agent (as those terms are defined in 42 C.F.R. § 1001.1001) or Healthcare Professional of the Company or any of its Subsidiaries or Company Employee: (i) is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal agreement with any Governmental Entity concerning compliance with Healthcare Laws; (ii) has been debarred, excluded or suspended from participation in any Federal or State Healthcare Program or excluded from participation in, or, within the past three (3) years subject to a formal disciplinary Action by, any Payor or Governmental Entity; (iii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act of 1935, codified at Title 42, Chapter 7, of the United States Code; or (iv) is currently listed on the U.S. General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs.

(ii) The Company and each of its Subsidiaries has adopted a code of ethics and has an operational healthcare compliance program, covering and implementing the seven elements of an effective compliance program described in the Compliance Program Guidance published by the Office of Inspector General, U.S. Department of Health and Human Services, which governs all employees, including sales representatives and their interactions with their physician, Healthcare Professional and hospital customers.

(iii) Each Healthcare Professional that has provided any clinical services on behalf of the Company or any Company Subsidiary has been at all relevant times during the past three (3) years and is duly licensed, authorized and registered, as applicable, to practice his or her profession in the states in which he or she provides services and in any other jurisdiction necessary under any applicable Healthcare Law in respect of the provision of services on behalf of the Company or any Subsidiary. Each Company employee or independent contractor who has fitted patients for Company supplied orthotics, or has provided any other service that is necessary for a patient to receive a Company product, has been at all relevant times duly licensed, authorized, certified or acted under the supervision of a physician, as required by applicable Healthcare Laws.

(iv) Except as set forth on Section 4.20(b)(iv) of the Company Disclosure Schedule, none of the Company and the Subsidiaries has billed or received in the past six (6) years any payment or reimbursement in excess of amounts allowed by applicable Law, except as and to the extent that liability for such overpayment has already been refunded to the applicable Payor, has been duly contested but only if the amount contested is less than $5,000 or is adequately reserved for in accordance with GAAP in the Latest Balance Sheet.

(v) Each of the Company and the Subsidiaries has billing practices, including for the identification and refunding of overpayments, that are in compliance with all applicable Healthcare Laws and Payor policies and rules governing reimbursement and claims submitted to such Payors (including all workers’ compensation and insurance laws and regulations), including compliance with Section 1128J(d) of the Social Security Act (“the 60-Day Rule”) and the regulations at 42 C.F.R. Part 401, Subpart D. There is no pending or, to the Knowledge of the Company, threatened appeal, adjustment, challenge, audit (including notice of an intent to audit) or other Action related to such claims, other than those occurring in the ordinary course of business. Except as set forth in Section 4.20(b)(v) of the Company Disclosure Schedule, for the last three (3) years, there are no unpaid refunds due to a Payor in excess of $50,000 based on the findings of any internal or external audit. Section 4.20(b)(v) of the Company Disclosure Schedule sets forth any overpayments or payment denials, recoupments, withholds, or suspensions owed by the Company or any of the Subsidiaries to a Payor in excess of $50,000.

(c) Each of the Company and the Subsidiaries has timely and accurately filed (i) all reports, returns, data and other information that are required to be filed by all Governmental Entities that control, directly or indirectly, any of the Company’s or any of the Subsidiaries’ activities and has paid all sums due with respect thereto and (ii) all reimbursable claims and other reports that are required to be filed in connection with all state and federal Medicare and Medicaid programs and that are due.

Section 4.21 Payors. Section 4.21 of the Company Disclosure Schedule contains a correct and complete list of the top twenty-five (25) customers of, or Payors with respect to, healthcare products or services of the Company and the Subsidiaries by net invoiced amount for the twelve (12)-month period ended on the Latest Balance Sheet Date (the “Material Payors”). For purposes of the foregoing sentence, to determine whether any Payor that is part of a national Payor organization is a Material Payor, the net invoiced amounts for such Payor shall be combined across all Payors within the national Payor organization, and such national Payor organization shall be listed as a Material Payor. Except as set forth in Section 4.21 of the Company Disclosure Schedule or except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any Subsidiary has received any written notice from any Material Payor to the effect that such Material Payor will stop, decrease the rate of, or change the terms (whether related to payment, price, reimbursement rates, coverage or otherwise) with respect to, the business such Material Payor conducts with the Company or any of the Subsidiaries (whether as a result of the consummation of the transactions or otherwise). Except as set forth on Section 4.21 of the Company Disclosure Schedule or except as would not reasonably be expected to have a Material Adverse Effect, the consummation of the transactions will not result in the loss of, or a reduction in, the benefits of any relationship of the Company or any Subsidiary with any Material Payor.

Section 4.22 FDA Regulatory. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) The Company and its Subsidiaries are conducting and during the past three (3) years have conducted their businesses in compliance with applicable Laws governing the design, development, laboratory testing, clinical investigation, manufacture, labeling, storage, packaging, distribution, import, export, promotion, marketing, advertising, sale and commercialization of medical devices, and Products, including but not limited to, the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., and implementing regulations promulgated by the United States Food and Drug Administration (the “FDA”), and similar applicable Laws, including FDA Regulatory Approvals, administered or enforced by any Governmental Entity (collectively, “FDA Laws”). During the past three (3) years, none of the Company, the Subsidiaries, or any Company Employee, has received written notice of any Action against the Company or any Subsidiary related to FDA Laws from any Governmental Entity or Payor.

(b) Except as disclosed on Section 4.22(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received written notice of, or has been subject to, any Form FDA-483 or comparable notice of adverse inspectional findings or observations issued by any other Governmental Entity, safety alerts, FDA Untitled Letter or Warning Letter, mandatory or voluntary recall, investigation, injunction, or any other compliance or enforcement action under applicable FDA Laws, and is not subject to any investigation by the FDA or any other applicable Governmental Entity. Neither the Company nor any of its Subsidiaries is subject to any obligation arising under an administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter or other notice, response or commitment made to or with the FDA or any comparable Governmental Entity. Each of the Company and its Subsidiaries has made all notifications, submissions, responses and reports required by FDA Laws, including any such obligation arising under any FDA inspection, FDA warning letter, or FDA notice of violation letter, or comparable actions by other Governmental Entities, and all such notifications, submissions, responses and reports were true, complete and correct as of the date of submission to the FDA or any comparable Governmental Entity.

(c) Except as disclosed on Section 4.22(c) of the Company Disclosure Schedule, during the past three (3) years no Product has been seized, withdrawn, recalled or subject to a suspension of manufacturing, and, to the Knowledge of the Company, there are no facts or circumstances reasonably likely to cause: (i) the seizure, withdrawal, recall, import detention, field correction, safety alert or suspension of manufacturing relating to any such product; (ii) a change in the labeling of any such product; or (iii) a termination, modification or suspension of the marketing or distribution (including for commercial or investigational use) of any such product. No Action seeking the withdrawal, recall, correction, suspension, import detention, seizure or similar action of any Product is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. As of the date hereof, neither the Company nor any of its Subsidiaries has received any notice from FDA or any comparable Governmental Entity that any Product cannot be developed, tested, investigated, produced, manufactured, labeled, distributed, marketed, stored, sold, imported or exported substantially in the manner presently performed or contemplated by or on behalf of the Company or its Subsidiaries.

Section 4.23 Privacy and Information Security; HIPAA. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole:

(a) Except as disclosed on Section 4.23(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is in compliance with all Data Protection Laws.

(b) Except as disclosed on Section 4.23(b) of the Company Disclosure Schedule, there is not currently pending and there has not been in the past three (3) years any Action with respect to privacy or data security against the Company or its Subsidiaries and, to the Knowledge of the Company, no facts or circumstances exist that would give rise to any such Action.

(c) Except as set forth in Section 4.23(c) of the Company Disclosure Schedule (to the Knowledge of the Company solely as to data vendors), neither the Company nor any of its Subsidiaries has experienced any security breach, breach of unsecured Protected Health Information, or other misuse of Personal Data, in each case, that is in the custody, possession, or control of the Company or its Subsidiaries or their data vendors (with respect to Protected Health Information or Personal Data processed on behalf of the Company or its Subsidiaries). Except as set forth in Section 4.23(c) of the Company Disclosure Schedule (to the Knowledge of the Company, solely as to data vendors), neither the Company nor any of its Subsidiaries has notified, or been required to notify, any person of any information security breach or incident involving Personal Data that is in the custody, possession or control of such entities or their data vendors, including any loss or unauthorized access, use or disclosure, of Protected Health Information that would constitute a breach for which notification to individuals, the media, or the U.S. Department of Health and Human Services is required under 45 C.F.R. Part 164, Subpart D.

Section 4.24 Related Party Transactions. Except as set forth in Section 4.24 of the Company Disclosure Schedule or as entered into by the Company or one of its Subsidiaries, on the one hand, and a portfolio company managed by affiliated investment funds under common control with the Securityholder Representative, on the other hand, in the ordinary course of business on arms’ length terms, there are no Contracts between any of the Company or its Subsidiaries (or by which any of the Company or its Subsidiaries properties or assets are bound), on the one hand, and any employee, officer, director or Equity Holder of the Company or any of its Subsidiaries, or any Affiliate thereof or member of any such Person’s immediate family, on the other hand (other than, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company) (collectively, “Related Party Contracts”).

Section 4.25 Disclaimer of Warranties. TO THE FULLEST EXTENT PERMITTED BY LAW, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE) OR IN ANY CERTIFICATE DELIVERED HEREUNDER, THE COMPANY EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE COMPANY OR THE COMPANY’S ASSETS, AND THE COMPANY SPECIFICALLY DISCLAIMS ANY REPRESENTATION OR WARRANTY OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE COMPANY’S ASSETS, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, IT BEING UNDERSTOOD THAT SUCH SUBJECT ASSETS ARE BEING ACQUIRED “AS IS, WHERE IS” ON THE CLOSING DATE, AND IN THEIR PRESENT CONDITION, AND PARENT AND MERGER SUB SHALL RELY ON THEIR OWN EXAMINATION AND INVESTIGATION THEREOF. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (AS

MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE) OR IN ANY CERTIFICATE DELIVERED HEREUNDER, THE COMPANY HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, FOR ANY REPRESENTATION, WARRANTY, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PARENT, MERGER SUB OR THEIR AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PARENT OR MERGER SUB BY ANY STOCKHOLDER, DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY OR ANY OF ITS AFFILIATES). THE COMPANY DOES NOT MAKE NOR HAS IT MADE ANY REPRESENTATIONS OR WARRANTIES TO PARENT OR MERGER SUB REGARDING ANY PROJECTION OR FORECAST REGARDING FUTURE RESULTS OR ACTIVITIES OR THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.1 Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Each of Parent and Merger Sub (a) has all requisite power and authority to own and lease its assets and to operate its business as the same are now being owned, leased and operated and (b) is duly qualified or licensed to do business as a foreign entity in, and is in good standing in, each jurisdiction in which the nature of its business or its ownership of its properties requires it to be so qualified or licensed, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to materially impair or prevent Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby. Parent has made available to the Company true and complete copies of the organizational documents, as currently in effect, for Parent and Merger Sub.

Section 5.2 Authority; Execution and Delivery; Enforceability.

(a) Each of Parent and Merger Sub possesses all requisite legal right, power and authority to execute, deliver and perform this Agreement and the other Transaction Agreements, and to consummate the transactions contemplated herein and therein. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Transaction Agreements and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action, corporate or otherwise, on the part of Parent and Merger Sub, respectively.

(b) This Agreement has been, and the other Transaction Agreements will upon delivery be, duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, constitutes, or will upon such delivery constitute, the legal, valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions.

Section 5.3 No Conflicts; Consents.

(a) Assuming all Governmental Filings and waiting periods described in or contemplated by Section 4.4(b) and Section 5.3(b) have been obtained or made, or have expired, the execution and delivery of this Agreement by Parent and Merger Sub and the consummation by the Company of the transactions contemplated hereby do not and will not (i) violate any applicable Law to which Parent or Merger Sub is subject, (ii) conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration, termination or cancellation of or create in any party the right to accelerate, terminate or cancel or require any notice, consent or payment under, any material Contract to which Parent, Merger Sub or any of their Subsidiaries is a party or by which any of their respective material properties, rights or assets is bound or (iii) violate the certificate of incorporation or bylaws or comparable governing documents, each as amended to the date of this Agreement, of Parent or Merger Sub, other than, in the case of clauses (i) and (ii) above, any such violations, conflicts, breaches, defaults, accelerations, terminations, cancellations or rights that would not reasonably be expected to materially impair or prevent Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

(b) No Governmental Filings are required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement and the other Transaction Agreements by Parent or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby except (a) compliance with and filings under the HSR Act, (b) Governmental Filings set forth on Section 5.3(b) of the Company Disclosure Schedule, (c) the filing of the Certificate of Merger in connection with the Merger in accordance with the DGCL and (d) such other Governmental Filings, the failure of which to be obtained or made would not reasonably be expected to materially impair or prevent Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 5.4 Proceedings. There are no, and in the past two (2) years there have been no, Actions, suits, arbitrations, or proceedings, or to the knowledge or Parent, investigations, pending, or to the knowledge of Parent, threatened against Parent, Merger Sub or any of their Subsidiaries that would reasonably be expected to materially impair or prevent Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby. None of Parent, Merger Sub or any of their Subsidiaries is subject to any Governmental Order or is in breach or violation of any Governmental Order, except as would not reasonably be expected to materially impair or prevent Parent’s or Merger Sub’s ability to perform its respective obligations under this Agreement and the other Transaction Agreements or consummate the transactions contemplated hereby or thereby.

Section 5.5 Ownership and Operations. Merger Sub is a wholly owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and has engaged in no other business or other activities or incurred any liabilities, other than in connection with or as contemplated in this Agreement and the other Transaction Agreements.

Section 5.6    Financial Ability. Parent has delivered to the Company a true, complete and correct copy of the executed commitment letter, (including all related term sheets, exhibits, schedules and annexes thereto, and the executed fee letters associated therewith (redacted in a manner as described below), collectively, the “Debt Commitment Letter”), by and among Parent and the Debt Financing Sources party thereto, pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) for the purposes of funding a portion of (i) the Closing Payments and the other payments under Article III, (ii) the fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Debt Financing, (iii) amounts required to pay for any refinancing of any outstanding Indebtedness of the Company or its Subsidiaries as contemplated by this Agreement and (iv) amounts required to satisfy all of the other payment obligations of Parent and Merger Sub as of the Closing Date (collectively the items set forth in clauses (i), (ii), (iii) and (iv), the “Required Payments”). As of the date hereof, assuming the Debt Financing is funded in accordance with the conditions set forth in the Debt Commitment Letter, the funds provided by the Debt Financing will be sufficient for Parent and Merger Sub to pay the Required Payments. The Debt Commitment Letter has not been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the date of this Agreement, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the respective commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded by Parent or Merger Sub (or to the knowledge of Parent and Merger Sub, any other party thereto) in any respect. Except for (i) the fee letter(s) referred to above (complete copies of which have been provided to the Company, with only fee amounts and the economic terms (other than covenants) related to the “market flex” provisions contained therein redacted) (provided that Parent represents and warrants that the “market flex” provisions in such fee letters do not permit the imposition of any new conditions (or the modification or expansion of any existing conditions) or any reduction in the amount of the Debt Financing) with respect to the Debt Financing, (ii) customary engagement letters and (iii) customary agreements relating to alternative capital markets financings (none of which adversely affect the amount, conditionality, enforceability, termination or availability of the Debt Financing), as of the date hereof there are no side letters or Contracts to which Parent or Merger Sub is a party related to the provision or funding, as applicable, of the Debt Financing or the transactions contemplated hereby other than as expressly set forth in the Debt Commitment Letter delivered to the Company on the date hereof. Parent has fully paid any and all commitment fees or other fees required in connection with the Debt Commitment Letter that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Debt Commitment Letter. As of the date hereof, the Debt Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent and Merger Sub, as the case may be, and, to the knowledge of Parent and Merger Sub, each of the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing (including pursuant to any “market flex” provisions in the fee letters or otherwise), other than as expressly set forth in the Debt Commitment Letter. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other party thereto under any of the Debt Commitment Letter, (ii) assuming the conditions set forth in Section 7.1 and Section 7.2 will be satisfied, constitute a failure to satisfy a condition on the part of Parent or Merger Sub or, to the knowledge of Parent, any other party thereto under the Debt Commitment Letter or (iii) assuming the conditions set forth in Section 7.1 and Section 7.2 will be satisfied, to the knowledge of Parent, result in any portion of the amounts to be provided or funded in accordance with the Debt Commitment Letter being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 7.1 and Section 7.12 will be satisfied, Parent has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Commitment Letter will not be satisfied or, except to the extent reduced prior to the Closing Date in a manner expressly permitted by the terms of Section 6.9(a)(iii), that the amount of the Debt Financing necessary to fund the Required Payments will not be made available to Parent and Merger Sub in full on the Closing Date, and, as of the date hereof, Parent is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions to the Debt Financing not to be satisfied or, except to the extent reduced prior to the Closing Date in a manner expressly permitted by the terms of Section 6.9(a)(iii), the amount of the Debt Financing necessary to fund the Required Payments not to be made available to Parent and Merger Sub in full on the Closing Date. Each of Parent and Merger Sub affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Parent or Merger Sub obtain the Debt Financing or any other financing for or related to any of the transactions contemplated hereby.

Section 5.7    Solvency. Assuming that the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Section 7.1 and Section 7.2 have been satisfied or waived, then immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Closing Payments and payment of all related fees and expenses, Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries), taken as a whole, will not: (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

Section 5.8    Brokers and Finders. No agent, broker, investment banker, financial advisor or other Person is or will become entitled to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the Merger or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability prior to Closing.

Section 5.9    Investigation; No Other Representations. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, and each of them acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries. Each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and neither Parent nor Merger Sub has relied upon, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or currency thereof other than the representations and warranties expressly contained, and subject to the qualifications and limitations, in Article IV (as modified by the Company Disclosure Schedule) and the certificates delivered in connection herewith. Without limiting the foregoing, each of Parent and Merger Sub acknowledges and agrees that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth, and subject to the qualifications and limitations, in Article IV (as modified by the Company Disclosure Schedule) and the certificates delivered in connection herewith, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or Affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or Affiliates, including any information made available in the Electronic Data Room, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS

Section 6.1    Conduct of the Business. Except for matters set forth in Section 6.1 of the Company Disclosure Schedule or matters otherwise expressly required by the terms of this Agreement or except as required by applicable Law, from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall use reasonable best efforts to conduct its and its Subsidiaries’ businesses in the ordinary course of business consistent with past practice in all material respects, to keep intact their respective businesses in all material respects and to preserve their relationships with material customers, distributors and suppliers with whom they currently deal in all material respects. In addition (and without limiting the generality of the foregoing), except as set forth in Section 6.1 of the Company Disclosure Schedule or otherwise expressly required by the terms of this Agreement or except as required by applicable Law, from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)    amend its certificate of incorporation or bylaws or similar governing instruments, except as required by applicable Law;

(b)    (i) enter into any new line of business, or incur or commit to incur any capital expenditures or liabilities in connection therewith or (ii) abandon or discontinue any existing lines of business;

(c)    adopt, amend in any respect that would materially increase the costs to the Company or any of its Subsidiaries with respect to any Company Benefit Plan, or terminate any Company Benefit Plan (or any plan that would be a Company Benefit Plan if adopted), except, in any case, as required by the existing terms of any Company Benefit Plan set forth on Section 4.13(a) of the Company Disclosure Schedule;

(d)    (i) enter into, adopt, extend, renew or amend any CBA or other labor-related agreement or arrangement with any labor organization, works council, union or association; or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(e)    implement any employee layoffs that would require notification or trigger other requirements pursuant to WARN;

(f)    (i) enter into any Contract that is (A) for the employment or engagement of any Person on a full-time or part-time basis, including directors, employees (temporary and seasonal) and individual independent contractors and employees at annual compensation in excess of $350,000 or (B) providing for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated in this Agreement; or (ii) terminate (other than for cause) any employee or individual independent contractor at annual compensation in excess of $350,000;

(g)    incur or assume, guarantee, or become obligated with respect to any Indebtedness, or assume, guarantee or endorse or otherwise become responsible for, whether directly, contingently or otherwise, any Indebtedness of any Person, other than (i) Indebtedness between the Company and its wholly-owned Subsidiaries, (ii) Indebtedness incurred with respect to instruments of Indebtedness existing as of the date hereof or (iii) Indebtedness that will be repaid on or before the Closing Date;

(h)    pay, loan or advance any amount to, or sell, transfer or lease any of its assets, rights or properties to, or enter into any agreement or arrangement with, the Equity Holders of the Company or any of their Affiliates or immediate family members, except for (i) transactions among the Company and its wholly-owned Subsidiaries, (ii) with respect to employees, directors or officers of the Company or its Subsidiaries, employment agreements to the extent permitted by this Section 6.1, (iii) payments, loans or advances made pursuant to existing agreements made available to Parent prior to the date hereof and (iv) payment of expenses related to the transactions contemplated by this Agreement to the extent paid prior to the Closing Date or accounted for in the calculation of Company Transaction Expenses;

(i)    make any material change in accounting methods, other than as required by GAAP, including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or applicable Law;

(j)    except as required by applicable Law, (i) make, revoke or change any material Tax election, (ii) amend any income or other material Tax Return, (iii) consent to any settlement of any material Tax claim or assessment, (iv) surrender any right to claim a refund of a material amount of Taxes, (v) consent to any extension or waiver of the statute of limitations period with respect to material Taxes (other than in connection with extensions of time to file Tax Returns obtained in the ordinary course) or (vi) enter into (or request to enter into) any closing agreement with (or request any private letter ruling (or similar ruling) from) any taxing authority;

(k)    acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or Person or division thereof, other than an acquisition pursuant to a Contract that is set forth on Section 6.1(k) of the Company Disclosure Letter;

(l)    sell, lease or otherwise dispose of any of its assets, rights or properties having a value in excess of $5,000,000 in the aggregate, except (i) inventory and obsolete or excess equipment or other assets sold in the ordinary course of business consistent with past practice and (ii) the sale of assets purchased on behalf of customers in the ordinary course of business consistent with past practice;

(m)    sell, assign, transfer, lease, abandon, let lapse, covenant not to sue with respect to, or license any material Intellectual Property, other than non-exclusive licenses in the ordinary course of business consistent with past practice;

(n)    settle or compromise any Action against the Company or any of its Subsidiaries other than (i) settlements or compromises of Actions where the amount paid by the Company or any of its Subsidiaries does not exceed $1,000,000 individually, or $5,000,000 in the aggregate, and any such settlement or compromise does not impose any non-monetary obligations on the business or operations of the Company or its Affiliates (including Parent and its Affiliates post-Closing) or (ii) Actions with respect to which an insurer has the right to control the decision to settle (to the extent such settlements would be fully covered by such insurer or, to the extent not so fully covered, would otherwise be permitted by clause (i) of this subsection (n));

(o)    make or commit to any capital expenditure, capital addition or capital improvement (or series of related capital expenditures, capital additions or capital improvements) in excess of $2,500,000 individually or in the aggregate, other than capital expenditures set out in the budget made available to Parent prior to the date of this Agreement;

(p)    (i) cancel, materially modify or terminate any Company Material Contract or Related Party Contract or (ii) enter into any Contract that would be a Company Material Contract or Related Party Contract if it had been entered into or adopted on or prior to the date of this Agreement (other than with respect to this clause (ii) contracts with customers and suppliers in the ordinary course of business consistent with past practice);

(q)    amend or modify (in each case, in a manner materially adverse to the Company), extend, renew or terminate any Lease under which the Company is required to pay more than $1,000,000 annually, nor enter into any new lease, sublease, license or other agreement for use of occupancy of any real property to the extent the Company and its Subsidiaries would be required to pay more than $1,000,000 annually;

(r)    issue, pledge, encumber, sell or deliver any of the shares of Company Common Stock or other equity securities of the Company, or any of the capital stock (or other equity securities) of any of the Subsidiaries of the Company, or issue, pledge, encumber, sell or deliver any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any of the Company’s or its Subsidiaries’ equity securities;

(s)    effect any recapitalization, reclassification, stock split or similar change in capitalization or dissolve or liquidate the Company;

(t)    declare any dividend or distribution with a payment date on or after the Closing Date;

(u)    enter into any agreement to repurchase any shares of Company Common Stock (other than in connection with a termination of employment pursuant to an existing Company Benefit Plan provided to Parent prior to the date hereof); or

(v)    authorize any of, or commit or agree to take, whether in writing or otherwise, any of, the foregoing actions.

From the Adjustment Time through the Effective Time, the Company shall not, and shall cause each of its Subsidiaries not to, use or transfer any current assets of the Company or any Cash (by dividend, distribution or otherwise), or incur any Company Transaction Expenses or Indebtedness. Any breach of the immediately preceding sentence shall be permitted to be taken into account in the Final Closing Statement and the calculations set forth therein.

Section 6.2    Employment Matters.

(a)    From the Closing until the one-year anniversary of Closing (or until the earlier termination of employment of the applicable Company Employee), Parent shall, or shall cause the Surviving Corporation or its Affiliates to, provide to the Company Employees: (i) a base salary or base rate of pay no less favorable than each such Company Employee’s base salary or base rate of pay provided to such Company Employee immediately prior to the Closing; (ii) target annual cash compensation opportunities (excluding any long-term cash compensation opportunity) no less favorable than each such Company Employee’s target annual cash compensation opportunities in effect immediately prior to the Closing; and (iii) employee benefits substantially comparable in the aggregate to such benefits provided to such Company Employee immediately prior to the Closing (including severance payments and severance benefits, but excluding defined benefit pension, nonqualified deferred compensation, retiree health or welfare benefits, equity or equity based compensation, and long-term incentive compensation); provided, that, in no event will Parent be required to provide, or to cause the Surviving Corporation or its Affiliates to provide, any employee benefits which are greater than those provided to its similarly situated employees of Parent, the Surviving Corporation or its Affiliates, as applicable. Notwithstanding anything in the foregoing to the contrary, if any Company Employee terminates employment on or prior to the one-year anniversary of Closing as a result of a Qualifying Termination (as defined in the DJO Global Severance Pay Plan, such Company Employee shall be entitled to (and Parent shall cause the Surviving Corporation and/or its Affiliates to provide) the severance benefits as set forth on Section 6.2(a) of the Company Disclosure Schedule (the “Company Severance Plan”), subject to the terms and conditions set forth in the Company Severance Plan and the applicable Company Employee’s timely execution and non-revocation of a general release of claims in a form to be approved by Parent; provided, that any severance payment or benefit under the Company Severance Plan shall be determined (A) without regard to the requirement set forth in Section 4 of the DJO Global Severance Play Plan providing that employees must be employed for one year or more with the Company to be eligible to receive any severance; and (B) taking into account such Company Employee’s additional service time with Parent, the Surviving Corporation or their respective Affiliates after the Closing. Parent shall, or shall cause the Surviving Corporation and its Affiliates to, maintain the Company Severance Plan without any amendment, modification or alteration thereto until the date that is the one-year anniversary of Closing.

(b)    Parent shall, or shall cause the Surviving Corporation or its Affiliates, as applicable, to give Company Employees credit for such Company Employees’ service with the Company and its Affiliates for purposes of eligibility, vesting, and determination of the level of vacation, disability and severance benefits to the same extent and for the same purpose as recognized by the Company immediately prior to the Closing, under the corresponding benefit plans made available to employees or officers or any class or level of employees or officers of Parent or any of its Affiliates in which a Company Employee participates; provided, however, that such service shall not be recognized (i) for any purposes with respect to any defined benefit pension plans, or (ii) to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

(c)    Parent shall, or shall cause the Surviving Corporation or its Affiliates, as applicable, to use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of Parent or any of its Affiliates that provides health benefits in which Company Employees may be eligible to participate following the Closing, to the extent waived or satisfied with respect to such employees as of the Closing under the analogous Company Benefit Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying the corresponding deductibles, co-payments or out-of-pocket maximums under health plans of Parent or any of its Affiliates in which they are eligible to participate after the Closing in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Closing.

(d)    The parties hereto acknowledge and agree that all provisions contained in this Section 6.2 with respect to Company Employees are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other person, including any Company Employees or other employees, former employees, any participant or any beneficiary thereof in any Company Benefit Plan or any benefit plan of Parent or its Affiliates, or (ii) to continued employment or any particular term or condition of employment with the Company,

Parent or any of their respective Affiliates. Nothing contained in this Section 6.2 shall be construed to establish, amend, or modify any Company Benefit Plan or any other benefit or compensation plan, program, agreement or arrangement. After the Effective Time, nothing contained in this Section 6.2 shall interfere with the right of the Company, Parent or any of their respective Affiliates to amend, modify or terminate any Company Benefit Plan or any benefit plan of Parent or its Affiliates (subject, in each case, to the provisions of Section 6.2(a) and Section 6.2(b) above as between the parties hereto) or to terminate the employment of any Company Employee for any reason.

(e)    Prior to the Closing Date, the Company shall (i) seek from each person who has a right to any payments and/or benefits as a result of or in connection with the transactions contemplated herein that would be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) a waiver of such person’s rights to some or all of such payments and/or benefits (the “Waived 280G Benefits”) applicable to such person so that all remaining payments and/or benefits applicable to such person shall not be deemed to be “excess parachute payments” that would not be deductible under Section 280G of the Code and (ii) seek the approval of its stockholders who are entitled to vote in a manner that complies with Section 280G(b)(5)(B) of the Code and Treasury Regulation Section 1.280G-1, which shall include adequate written disclosure to all stockholders who are entitled to vote prior to such vote, of any such Waived 280G Benefits. As soon as practicable following the date hereof, the Company shall forward to Parent the parachute payment calculations prepared by the Company and/or its advisors. Additionally, at least seven (7) Business Days prior to obtaining the Section 280G waivers, and prior to seeking such stockholder approval, the Company shall provide drafts of such waivers and such stockholder approval materials to Parent for its review and comment. Prior to the Closing Date, the Company shall deliver to Parent evidence that a vote of the Company’s stockholders who are entitled to vote was solicited in accordance with the foregoing provisions of this Section 6.2(e) and that either (1) the requisite number of stockholder votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (2) the 280G Approval was not obtained.

Section 6.3    Publicity. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall communicate and cooperate with each other prior to any press release or public disclosure of the transactions contemplated by this Agreement. Parent and Merger Sub, on the one hand, and the Company, on the other hand, agree that no public release or announcement concerning the terms of the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party, except such release or announcement as may be required by Law or the rules and regulations of any stock exchange upon which the securities of one of the Company’s Affiliates or Parent or one of its Affiliates are listed, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that (i) Parent, the Securityholder Representative and the Company are permitted to (A) report and disclose the status and terms (including price terms) of this Agreement and the transactions contemplated hereby to their (or the case of the Company, its sponsors’) direct or indirect limited partners if required by those governing documents with those limited partners and otherwise in the ordinary course of their business or stockholders in the ordinary course of their business and (B) disclose the consummation of the transactions contemplated hereby (but not, without the consent of the other parties, price terms or the name of such other parties) on their websites and otherwise in the ordinary course of their business and (ii) the Company and Parent are permitted to report and disclose the status of this Agreement and the transactions contemplated hereby pursuant to an internal communication or otherwise to its employees.

Section 6.4    Confidentiality. The parties acknowledge that the information provided in connection with this Agreement and the transactions contemplated hereby are subject to the terms of the Confidentiality Agreement between Colfax Corporation and DJO Global, Inc., dated as of September 11, 2018 (as amended or modified from time to time, the “Confidentiality Agreement”) and that Parent, Merger Sub and the Company shall keep all information related to the transactions contemplated hereby confidential in accordance with the confidentiality provisions of the Confidentiality Agreement (other than as otherwise expressly permitted by the Confidentiality Agreement and this Agreement); provided, that, from and after the date hereof Parent shall be permitted to share Evaluation Material (as such term is defined in the Confidentiality Agreement) with any of its Representatives or financing sources (or their respective Representatives or otherwise in connection with the Financing on a confidential basis) in connection with the consummation of the Merger or the Financing notwithstanding any consent requirement set forth in the Confidentiality Agreement. The Confidentiality Agreement shall terminate at the earlier of the Effective Time and the expiration or termination thereof in accordance with its terms.

Section 6.5    Access to Information.

(a)    Prior to the Closing Date and subject to applicable Laws and Section 6.4, Parent shall be entitled, through its officers, employees and Representatives (including their respective legal advisors and accountants), to have such access to the properties, businesses and operations of the Company and its Subsidiaries and such examination of the books and records of the Company and its Subsidiaries as it reasonably requests upon reasonable advance written notice in connection with Parent’s efforts to consummate the transactions contemplated by this Agreement. Any such access and examination shall be conducted during regular business hours and under circumstances that do not unreasonably interfere with the normal operations of the business and shall be subject to restrictions under applicable Law. The Company shall cause the officers, employees, consultants, agents, accountants, attorneys and other Representatives of the Company and its Subsidiaries to cooperate with Parent and Parent’s Representatives in connection with such access and examination, and Parent and its Representatives shall cooperate with the Company and its Representatives and shall use their commercially reasonable efforts to minimize any disruption to the business in connection therewith. Any disclosure during such investigation by Parent or its Representatives shall not constitute any enlargement or additional representation or warranty of the Company beyond those specifically set forth in Article IV. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it (i) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby, (ii) would unreasonably disrupt the operations of the Company or any of its Subsidiaries, (iii) is that portion of Company board materials regarding the consideration of the Merger or any other transactions contemplated by this Agreement or (iv) would require the Company or any of its Subsidiaries to disclose information that in the reasonable judgment and good faith of counsel to the Company, is subject to attorney-client privilege or may conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound (in which case the Company will use reasonable best efforts to provide such access in a manner which would not so violate or jeopardize such privilege or legal or confidentiality restriction).

(b) Notwithstanding anything to the contrary contained herein, prior to the Closing, (i) without the written consent of the Company (which may be withheld in the Company’s sole discretion), Parent shall not contact any suppliers, vendors or customers of the Company or any Subsidiary, other than in the ordinary course of business of Parent or any of its Affiliates with respect to matters not involving the Company or its Subsidiaries regarding the transactions contemplated hereby, and provided that the Company shall have the right to have a Representative present during any such restricted contact in the event that it consents to such contact, and (ii) Parent shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company (which may be withheld in the Company’s sole discretion).

Section 6.6    Regulatory Approvals.

(a) Each of the parties hereto shall use their reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws to consummate and make effective as promptly as practicable the transactions contemplated hereby. Subject to appropriate confidentiality protections, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b) Each of the parties hereto shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information required under any applicable Competition Laws) to effect promptly all necessary filings with any Governmental Entity and to obtain all consents, waivers and approvals of any Governmental Entity necessary to consummate the transactions contemplated hereunder. Each party hereto shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Antitrust Entity or other Governmental Entity relating to the transactions contemplated by this Agreement or any of the matters described in this Section 6.6. Each of the parties hereto shall promptly inform the other of any substantive oral communication with, and provide copies of any written communications with, any Governmental Entity regarding any such filings or any such transaction. No party hereto shall independently participate in any substantive meeting or substantive conference call with any Governmental Entity in respect of any such filings, investigation or other inquiry without giving the other party prior notice of the substantive meeting or substantive conference call and, to the extent permitted by such Governmental Entity, the opportunity to attend or participate. The parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Competition Laws. Notwithstanding the foregoing or anything to the contrary set forth in this Section 6.6, the parties agree that Parent shall control the strategy and process of all such filings and notifications under Competition Laws (and no agreement with any Governmental Entity shall be entered into with respect to the transactions contemplated hereby without the prior written consent of Parent, and no communication with any Governmental Entity shall take place other than with Parent present or party thereto). The parties hereto may, as they deem advisable, redact any materials as necessary to address reasonable privilege or confidentiality concerns (including with respect to other businesses of Parent or its Subsidiaries or Parent’s or the Company’s respective Affiliates), and to remove references concerning the valuation of the Company and its Subsidiaries, or Parent and its Subsidiaries, or designate any competitively sensitive materials provided to the other under this Section 6.6(b) or any other section of this Agreement as “legal counsel only.” Materials designated “legal counsel only” and the information contained therein shall be given only to legal counsel of the recipient and will not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c) Without limiting the generality of the undertakings pursuant to this Section 6.6, the parties hereto shall use reasonable best efforts to provide or cause to be provided (including by their “ultimate parent entities” as that term is defined in the HSR Act) as promptly as practicable to any Governmental Antitrust Entity information and documents requested by such Governmental Antitrust Entity or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including filing any notification or draft notification and report form and related material required under (i) the HSR Act as promptly as practicable, but in no event later than ten (10) Business Days after the date hereof and (ii) any Competition Law set forth on Section 6.6(c) of the Company Disclosure Schedule as promptly as practicable, but in no event later than fifteen (15) Business Days after the date hereof; provided that the Company promptly provides responses to any request for information or documentation, and complies promptly with the formalities required by the foreign filings, and thereafter to respond promptly to any request for additional information or documentary material that may be made under the HSR Act and any similar Competition Law regarding pre-acquisition notifications for the purpose of competition reviews. Parent shall cause (and shall cause its “ultimate parent entity” as that term is defined in the HSR Act to cause) the filings made by it under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. Parent shall be responsible for all filing fees payable to a Governmental Entity applicable to Parent and its ultimate parent entity under the HSR Act and under any such other Competition Laws applicable to Parent in connection with the transactions contemplated hereby.

(d) If any objections are asserted with respect to the transactions contemplated hereby under any applicable Law or if any Action is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any applicable Law, each of the parties hereto shall, at its own cost and expense, use its reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated hereby); and (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Entity to prevent or enjoin consummation of this Agreement (and the transactions contemplated hereby), including by defending any Action brought by any Governmental Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such applicable Law so as to permit consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding the foregoing, Parent shall, and shall cause its Affiliates to, take all actions necessary to obtain any authorization, consent or approval of a Governmental Entity (including in connection with any Governmental Filings) necessary or advisable so as to enable the consummation of the transactions contemplated hereby, to occur as expeditiously as reasonably practicable (and in any event, no later than the Outside Date) and to resolve, avoid or eliminate any impediments or objections, if any, that may be asserted with respect to the transactions contemplated hereby under any Competition Law, including: (i) taking such actions and agreeing to such requirements or conditions to mitigate any concerns as may be requested or required by a Governmental Entity in connection with any Governmental Filing, (ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of, or holding separate of, businesses, product lines, rights or assets of Parent or its Affiliates (including the Surviving Corporation and its Subsidiaries) or any interest therein (including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition of such business, product lines, rights or assets), (iii) terminating or restructuring existing relationships, contractual or governance rights or obligations of Parent or its Affiliates (including the Surviving Corporation and its Subsidiaries), (iv) terminating any venture or other arrangement and (v) otherwise taking or committing to take actions that after the Closing Date would limit Parent’s or its Affiliates’ (including the Surviving Corporation’s and its Subsidiaries’), freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product lines, rights or assets of Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries), in each case as may be required in order to enable the consummation of the transactions contemplated hereby to occur as soon as reasonably practicable (and in any event no later than the Outside Date) and to otherwise oppose, avoid the entry of, or to effect the dissolution of, any order, decree, judgment, preliminary or permanent injunction that would otherwise have the effect of preventing, prohibiting, restricting or delaying the consummation of the transactions contemplated hereby, and in that regard Parent shall, and shall cause its Affiliates (including the Surviving Corporation and its Subsidiaries) to, agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to Parent’s or its Affiliates’ (including the Surviving Corporation’s and its Subsidiaries’), ability to retain or control, any of the businesses, product lines, rights or assets of Parent or any of its Affiliates (including the Surviving Corporation and its Subsidiaries) or any interest therein; provided, however, that nothing in this Agreement shall obligate Parent or the Company to take or agree to take any such action not conditioned on the consummation of the Closing.

(f) From the date of this Agreement until Closing, neither Parent nor any of its Affiliates shall acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing all or a majority of the assets of or any equity in, any Person, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to, in any material respect: (i) impose any delay in obtaining, or increase the risk of not obtaining, consents of a Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) increase the risk of a Governmental Entity seeking or entering a Governmental Order prohibiting the consummation of the transactions contemplated hereby or (iii) otherwise prevent or delay the consummation of the transactions contemplated hereby.

Section 6.7 Director and Officer Liability; Indemnification.

(a) Without limiting any additional rights that any Person may have under any Company Benefit Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall indemnify and hold harmless each present (as of immediately prior to the Effective Time) and former officer, director or manager of the Company and its Subsidiaries (the “Indemnified Individuals”) from and against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Individual is or was an officer, director or manager of the Company or its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the other transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent provided by the organizational documents and indemnification agreements of the Company and its Subsidiaries as in effect as of the date of this Agreement. In the event of any such claim, action, suit, proceeding or investigation, (x) each Indemnified Individual will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from Parent or the Surviving Corporation within ten (10) Business Days of receipt by Parent from the Indemnified Individual of a request therefor (subject to receipt by Parent or the Surviving Corporation of an undertaking to repay such expenses upon a final, non-appealable judgement from a court of competent jurisdiction that such Person is not entitled to indemnification), (y) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened action, suit, proceeding, investigation or claim (and in which indemnification could be sought by such Indemnified Individual hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Individual from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Individual otherwise consents and (z) the Surviving Corporation shall cooperate in the defense of any such matter.

(b) Each of Parent and the Surviving Corporation agrees that any indemnification and advancement of expenses available to any Indemnified Individual by virtue of such Indemnified Individual’s service as a partner or employee of any investment fund that is an Affiliate of the Company prior to the Closing (any such Indemnified Individual, a “Sponsor Director”) shall be secondary to the indemnification and advancement of expenses to be provided by Parent and the Surviving Corporation pursuant to this Section 6.7 and that Parent and the Surviving Corporation (i) shall be the primary indemnitors of first resort for Sponsor Directors pursuant to this Section 6.7, (ii) shall be fully responsible for the advancement of all expenses and the payment of all Losses with respect to Sponsor Directors which are addressed by this Section 6.7 in accordance with the terms hereof and (iii) shall not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification available to any Sponsor Director with respect to any matter addressed by this Section 6.7, in each case to the extent any such matter, claim, expenses or indemnification relates solely to such Indemnified Individual’s services in connection with the Company or its Subsidiaries prior to the Closing.

(c) The certificate of incorporation and bylaws (or equivalent governing documents) of each of the Surviving Corporation and its Subsidiaries shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors, managers and officers than are set forth in the organizational documents of the Company (or equivalent governing documents) as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals, other than as may be required by applicable Law.

(d) Prior to or as of the Closing Date, at its option Parent shall (or shall cause the Surviving Corporation to) either (i) purchase a “tail” insurance policy for a period of six years after the Effective Time, with reputable and financially sound carriers of at least the same coverage and amounts and containing terms and conditions that are no less advantageous than the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to claims arising from or related to facts or events that occurred at or before the Effective Time or (ii) provide coverage under Parent’s or one of its Subsidiaries’ existing directors’ and officers’ liability insurance with respect to claims arising from or related to facts or events that occurred at or before the Effective Time which is no less advantageous than the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries; provided that, in no case shall such tail policy or incremental insurance premium cost more than 300% of the Company’s annual director and officer insurance premium as of the date hereof (and, in such case, Parent shall obtain the best coverage reasonably available for such amount). Parent agrees to take all reasonable actions to maintain such policies in full force and effect and fulfill its obligations thereunder throughout such six-year period following the Effective Time.

(e) Notwithstanding anything herein to the contrary, if any Action or investigation (whether arising before, at or after the Effective Time) with respect to which this Section 6.7 applies is made against any Indemnified Individual on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.7 shall continue in effect until the final disposition of such Action or investigation.

(f) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Individuals and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Individual is entitled, whether pursuant to law, contract or otherwise.

(g) In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 6.7. In addition, the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 6.7.

Section 6.8 Reasonable Best Efforts. Without limiting the parties’ obligations under Section 6.6, upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement, each of the parties hereto shall use its reasonable best efforts to take or cause to be taken all actions, to do or cause to be done and to assist and cooperate with the other party in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including: (a) the satisfaction of the conditions precedent to the obligations of any of the parties; (b) the obtaining of applicable consents, waivers or approvals of, or making notices to, any Governmental Entities or third parties; (c) the defending of any Actions challenging this Agreement or the performance of the obligations hereby; and (d) the execution and delivery of such instruments, and the taking of such other actions, as the other party may reasonably require in order to carry out the intent of this Agreement. Notwithstanding the foregoing, none of the Company or any of its Affiliates shall be obligated to make any payments or otherwise pay any consideration to any third party to obtain any applicable consent, waiver or approval.

Section 6.9 Parent Financing.

(a) Financing.

(i) Subject to Section 6.9(a)(iii), Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, as promptly as practicable after the date hereof but taking into effect the provisions of Section 2.2, all actions, and to do, or cause to be done, all things necessary to arrange, obtain and, on or prior to the Closing Date, consummate (x) the Debt Financing on the terms and conditions described in or contemplated by the Debt Commitment Letter (including complying with any request requiring the exercise of so-called “market flex” provisions in the fee letter) and (y) if applicable, any Permanent Financing on the terms and conditions contemplated thereby, including using reasonable best efforts to (A) (I) maintain in effect the Debt Commitment Letter (subject to the provisions of Section 6.9(a)(iii)) and to consummate the Debt Financing and, if applicable, any Permanent Financing at or prior to the Closing and (II) comply with their obligations under the Debt Commitment Letter and the Definitive Financing Agreements and enforce their rights under the Debt Commitment Letter and the Definitive Financing Agreements and (B) subject to the provisions of Section 6.9(a)(iii), negotiate, enter into and deliver definitive agreements with respect to (x) the Debt Financing reflecting the terms contained in the Debt Commitment Letter (including any “market flex” provisions applicable thereto) or on terms that, taken as a whole, are no less favorable in the aggregate to Parent than the terms contained in the Debt Commitment Letter (including any “market flex” provisions applicable thereto) or (y) if applicable, any Permanent Financing or the terms and conditions contemplated thereby, in each case, which terms shall not in any respect expand on the conditions to the funding of the Financing at the Closing or reduce the aggregate amount of the Financing available to be funded at the Closing below the amount required to fund the Required Payments (any such definitive agreement, the “Definitive Financing Agreements”). Upon written request, Parent shall inform the Company of the status of Parent’s efforts to obtain the Debt Financing and, if applicable, any Permanent Financing in reasonable detail and shall promptly respond to any written request from the Company concerning such status. Parent agrees to notify the Company promptly, and in any event within two (2) Business Days, after Parent has knowledge thereof, if at any time prior to the Closing Date (x) the Debt Commitment Letter or any of the commitments with respect to the

Debt Financing thereunder or any Definitive Financing Agreement entered into in replacement of all or a portion of the Debt Financing contemplated by the Debt Commitment Letter or in connection with any Permanent Financing, as applicable, shall expire or be terminated (except, in the case of the Debt Commitment Letter only, in accordance with the terms of Section 6.9(a)(iii)), (y) for any reason, all or a portion of the Financing under the Debt Commitment Letter or under any Definitive Financing Agreement entered into in replacement of all or a portion of the Debt Financing contemplated by the Debt Commitment Letter or in connection with any Permanent Financing becomes unavailable (except in accordance with the terms of Section 6.9(a)(iii)) or (z) any Debt Financing Source or any other Person that is a party to the Debt Commitment Letter or any Definitive Financing Agreements breaches, defaults or repudiates the Debt Commitment Letter or such Definitive Financing Agreement and which breach, default or repudiation would reasonably be expected to adversely affect the conditionality, timing, availability or amount of the Financing necessary to fund the Required Payments. To the extent that Parent reasonably believes in good faith that it will not have funds available that are sufficient to enable it to make the Required Payments or if Parent otherwise becomes aware that any portion of the Financing has become unavailable under the Debt Commitment Letter or under the Definitive Financing Agreements, except in accordance with the terms of Section 6.9(a)(iii) (and Parent shall not agree or consent to such Debt Financing becoming unavailable except as permitted under Section 6.9(a)(iii)), Parent shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event, take, or cause to be taken, all actions necessary to arrange and obtain alternative financing from the same or alternative sources (A) with conditions to the funding of such alternative financing not more onerous, when taken as a whole, than those conditions contained in the Debt Commitment Letter as of the date of this Agreement) and (B) in an amount sufficient (when taken together with the proceeds of any other financing that has already been obtained in accordance with Section 6.9(a)(iii)) to pay the Required Payments (such alternative financing, the “Alternative Financing”); provided that, Parent shall have no obligation to pay any fees in excess of what it was obligated to pay under the original Debt Commitment Letter nor obtain Financing on terms (including with respect to interest rates) materially worse than the terms contained in the original Debt Commitment Letter as in effect on the date of this Agreement. Parent shall promptly deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Parent and Merger Sub with any portion of the Financing necessary to fund the Required Payments.

(ii) In the event the Debt Financing (or any Permanent Financing or Equity Financing) or any portion thereof is funded in advance of the Closing Date, then Parent, Merger Sub or any other applicable subsidiary thereof shall keep and maintain the availability at all times prior to the Closing Date the proceeds of the Debt Financing (or any Permanent Financing or Equity Financing) solely for the purpose of funding the transactions contemplated by this Agreement, including the Required Payments; provided that if the terms of the Debt Financing (or any Permanent Financing or Equity Financing) require the proceeds of the Debt

Financing (or any Permanent Financing or Equity Financing) to be held in escrow (or similar arrangement) pending the consummation of the transactions contemplated under this Agreement, then such proceeds may be held in escrow, so long as the conditions to the release of such funds are no more onerous to Parent than the conditions to borrowing of the Debt Financing contemplated by the Debt Commitment Letter.

(iii) Except as otherwise provided in this Section 6.9(a)(iii), neither Parent nor Merger Sub shall agree to or permit any amendment, supplement, modification, termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Debt Commitment Letter or any Definitive Financing Agreement without the prior written consent of the Company if such amendment, supplement, modification, termination, reduction or waiver would or would reasonably be expected to (A) delay or prevent the Closing, (B) impose new or additional conditions or otherwise expand any of the conditions to the funding of the Debt Financing, (C) adversely impact the ability of Parent or Merger Sub to obtain the Financing or (D) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letter or any Definitive Financing Agreement; provided that, notwithstanding anything in this Section 6.9(a) to the contrary, Parent or Merger Sub may (w) amend, supplement or modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement, (x) enter into other debt financing arrangements and thereby reduce all or a portion of the aggregate amount of the Debt Financing by the amount of, or the amount of any commitment (but not for the avoidance of doubt pursuant to revolving credit or other working capital facilities, other than with respect to amounts actually drawn thereunder on the Closing Date and immediately funded in accordance with this Agreement to make the Required Payments) for, any such debt financing so long as the conditions to funding under such debt financing arrangements satisfy clauses (A) through (D) above (as determined by Parent in good faith) (any such debt financing, a “Permanent Financing” and, together with the Debt Financing, the “Financing”), (y) reduce and/or replace the aggregate amount of the Debt Financing by the net proceeds raised by Parent and/or any of its Subsidiaries through any Equity Financing and (z) reduce and/or replace the aggregate amount of the Debt Financing by the amount of net proceeds from any sale or other disposition of any assets or property thereof (“Asset Sales”) received at or prior to such reduction or replacement. Upon any amendment, supplement, modification, termination, reduction or waiver of the Debt Commitment Letter in accordance with this Section 6.9(a)(iii) or any replacement of the Debt Commitment Letter otherwise in accordance with Section 6.9(a)(i), (i) references herein to “Debt Commitment Letter” shall include such document as amended, supplemented, modified, terminated, reduced or waived in compliance with this Section 6.9(a)(iii) or replaced otherwise in accordance with Section 6.9(a)(i) and (ii) references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as amended, supplemented, modified or waived in compliance with this Section 6.9(a).

(b) Prior to the Closing, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, shall cause its Subsidiaries and its and their respective officers, directors and employees to use reasonable best efforts and shall use its reasonable best efforts to direct its and their respective Representatives to use reasonable best efforts to provide to Parent and Merger Sub, in each case, to the extent required by Section 6.9(c), at Parent’s sole expense, all reasonable cooperation reasonably requested by Parent that is necessary and customary in connection with the Financing and any Equity Financing and the repayment of the Funded Indebtedness as set forth on Section 3.5 of the Company Disclosure Schedule and the release of collateral in connection therewith, which reasonable cooperation shall include using reasonable best efforts to: (i) upon reasonable advance notice, cause senior management of Company and its Subsidiaries to participate in a reasonable number of sessions with rating agencies, lender or investor meetings, road shows, due diligence sessions with prospective lenders and purchasers of the Financing or any Equity Financing and cooperate with the marketing efforts of Parent and Merger Sub and their financing sources, in each case in connection with all or any portion of the Financing or any Equity Financing; (ii) assist with the preparation of portions of customary materials for lender and rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents regarding the Company and its Subsidiaries required in connection with the Financing or any Equity Financing and designating, upon request, whether such information is suitable to be made available to lenders and other investors who do not wish to receive material non-public information with respect to the Company and its Subsidiaries; (iii) as promptly as practicable, furnish Parent and Merger Sub with the Company Information and, subject to the limitations set forth in the definition of Company Information, such other customary financial and operating information and data of the Company and its Subsidiaries reasonably requested by Parent that is required in connection with the Financing or any Equity Financing contemplated by Parent (or one of its Subsidiaries) and to the extent that any such Company Information is not Compliant when delivered or at any time prior to Closing ceases to be Compliant, the Company shall use its reasonable best efforts, working with the Company’s auditors, to deliver Company Information that is Compliant as soon as reasonably practicable after such information ceases to be Compliant initially, (iv) facilitate (including by delivery of customary representation letters) cooperation with the Financing or any Equity Financing by the Company’s independent auditors, including using reasonable best efforts to obtain “customary” comfort letters (including “customary” negative assurances) in connection with the Financing or any Equity Financing, providing final drafts of such comfort letters which such auditors would be prepared to issue upon completion of customary procedures and facilitate direct contact with such independent auditors for participation in a reasonable number of due diligence sessions, drafting sessions and other meetings upon reasonable advance notice and during normal business hours and obtaining any consents required to include the historical financial statements included in the Company Information in any registration statement or applicable Parent SEC filing, (v) upon the reasonable request of Parent, providing customary authorization and/or management representation letters to Parent and the Debt Financing Sources authorizing the distribution of information to prospective lenders in any “bank” or “bridge” confidential information memorandum (or private supplement thereto), in each case solely with respect to the portion of such information contained such confidential information memorandum (or supplement) concerning the Company and its Subsidiaries (and not any other part of such information); (vi) assist with the preparation of any definitive financing documents as may be reasonably requested by Parent, including by providing information for the completion of any schedules thereto, in each case solely to the extent such materials relate to information concerning the Company and its Subsidiaries, (vii) furnish Parent promptly, and in any event no later than three (3) Business Days prior to Closing, with all required documentation and information with respect to the Company and its Subsidiaries that is required in connection with the Financing or any Equity Financing by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act, that has been reasonably requested in writing by Parent at least ten (10) days prior to the Closing Date in connection with the Financing or any Equity Financing and (viii) assist with the pay-off, redemption or discharge of the Funded Indebtedness as set forth on Section 3.5 of the Company Disclosure Schedule and the release of related Liens and termination of security interests in connection therewith (including delivering prepayment, redemption or termination notices as required by the terms of such Funded Indebtedness and otherwise pursuing any reasonable and customary approach chosen by Parent to the defeasance, satisfaction and discharge, constructive satisfaction and discharge, redemption, termination, amendment or other treatment of, such Funded Indebtedness (including any redemption, tender offer or consent solicitation)). Notwithstanding the foregoing, (w) nothing in this Section 6.9 shall require such cooperation to the extent it would (I) unreasonably interfere with the business or operations of the Company and its Subsidiaries or (II) subject any of the Company’s or its Subsidiaries’ respective directors, managers, partners, members, officers or employees or other Representatives to any actual or potential personal liability (other than with respect to customary authorization letters referred to above), (x) none of the Company or its Subsidiaries shall be required to deliver or obtain opinions of internal or external counsel in connection with obtaining the Financing or any Equity Financing or in connection with the repayment of the Funded Indebtedness as set forth on Section 3.5 of the Company Disclosure Schedule and the release of collateral in connection therewith, (y) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other fee or incur or assume any other liability or obligation in connection with the Financing or any Equity Financing or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with the Financing or any of the foregoing, in each case, unless promptly reimbursed or otherwise indemnified in accordance with the terms hereof and (z) nothing in this Section 6.9 shall require any action that would (i) conflict with or violate the Company’s or any Subsidiaries’ organizational documents or any Laws or result in the contravention of, or that would result in a breach of, or a default under, any Contract to which the Company or any of its Subsidiaries is a party with a third party (and not entered into in contemplated thereof), to the extent the Company and its Subsidiaries uses reasonable best efforts to provide such information in a manner that does not breach such Law, undertaking or obligation, (ii) provide access to or disclose information where the Company reasonably determines that such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege, provided, however, that Company shall inform Parent of the general nature of the information being withheld and, upon Parent’s reasonable prior written request, the Company shall use its commercially reasonable efforts to cause such information or documents to be provided in a manner that would not reasonably be expected to result in a waiver of such privilege, (iii) waive or amend any terms of this Agreement or any other Contract to which the Company or any of its Subsidiaries is a party, (iv) cause any condition to the Closing set forth in Section 7.1, Section 7.2 or Section 7.3 to not be satisfied or (v) cause any breach of this Agreement. For the avoidance of doubt, none of the Company or its Subsidiaries or their respective officers, directors, managers, partners, members or employees shall be required to execute, deliver or enter into or perform any agreement, document or instrument with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Closing (other than customary engagement letters with, and management representation letters to, the Company’s independent auditors and the authorization letters referenced above), and no directors, managers, partners and members of the Company and its Subsidiaries shall be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing or any Equity Financing is obtained unless Parent shall have determined that such director or manager of the Company’s Subsidiaries are to remain as directors or managers of the Company’s Subsidiaries on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Effective Time. To the extent that this Section 6.9 requires the Company’s and its Subsidiaries’ cooperation with respect to any obligations relating to the Financing or any Equity Financing or the repayment of the Funded Indebtedness as set forth on Section 3.5 of the Company Disclosure Schedule and the release of collateral in connection therewith, the Company and its Subsidiaries shall be deemed to have complied with this Section 6.9 for purposes of Article VIII of this Agreement if the Company and its Subsidiaries have provided Parent with the assistance required under this Section 6.9 with respect to the Financing or any Equity Financing and the repayment of the Funded Indebtedness as set forth on Section 3.5 of the Company Disclosure Schedule and the release of collateral in connection therewith.

(c) Parent shall indemnify, defend and hold harmless each of the Company, its Subsidiaries and their Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing or any Equity Financing, the repayment of the Funded Indebtedness as set forth on Section 3.5 of the Company Disclosure Schedule and the release of Liens and termination of security interests in connection therewith and the performance of their respective obligations under this Section 6.9 and any information utilized in connection therewith, except to the extent resulting from the fraud, bad faith, gross negligence or willful misconduct of such persons (as determined by a court of competent jurisdiction in a final and non-appealable decision). If the Closing does not occur, Parent shall, promptly upon request of the Company, reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket fees, costs and expenses incurred by the Company or its Subsidiaries (including those of its Affiliates and Representatives) in connection with the cooperation required by this Section 6.9.

(d) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 6.9 represent the sole obligation of the Company, its Subsidiaries and their Affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of the Financing, any Equity Financing and the repayment of the Funded Indebtedness as set forth on Section 3.5 of the Company Disclosure Schedule and the release of collateral in connection therewith, and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

(e) The Company hereby consents to the use of the logos of the Company and its Subsidiaries by Parent and Merger Sub in connection with the Financing or any Equity Financing; provided, that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended, or that is not reasonably likely, to harm or disparage the Company or the Company’s reputation or goodwill.

Section 6.10 Preservation of Records. Parent shall, and shall cause the Surviving Corporation to, preserve and keep the records held by them relating to the respective businesses of the Company and its Subsidiaries for a period of seven years following the Closing Date (or longer if required by applicable Law) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, to the Securityholder Representative or any Equity Holder as may be reasonably required by such party in connection with any insurance claims by, legal proceedings or Tax audits against, governmental investigations of, or compliance with applicable Laws by, the Securityholder Representative, the Equity Holders or any of their Affiliates. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it (i) relates to the negotiation of this Agreement and the transactions contemplated hereby (including relevant portions of board materials), (ii) would unreasonably disrupt the operations of the Company or any of its Subsidiaries or (iii) would require Parent, the Surviving Corporation or any of their respective Subsidiaries to disclose information that in the reasonable judgment and good faith of their counsel, is subject to attorney-client privilege or may conflict with any applicable Law or confidentiality obligations to which Parent, the Surviving Corporation or any of its Subsidiaries is bound (in which case Parent or the Surviving Company, as applicable, will use reasonable best efforts to provide such access in a manner which would not so violate or jeopardize such privilege or legal or confidentiality restriction).

Section 6.11 Escrow Agreement and Paying Agent Agreement. At the Closing, each of Parent and the Securityholder Representative shall duly execute and deliver to the other, and shall use their reasonable best efforts to cause the Escrow Agent and the Paying Agent to duly execute and deliver to Parent and the Securityholder Representative, the Escrow Agreement and the Paying Agent Agreement, respectively.

Section 6.12 Certain Consents. Without limiting any of the representations and warranties of the Company set forth herein, Parent acknowledges and agrees, on behalf of itself, that certain consents to the transactions contemplated hereby may be required from Governmental Entities or parties to Contracts or other agreements to which the Company or one of its Subsidiaries is a party and that such consents have not been obtained as of the date hereof and may not be obtained prior to the Closing; provided, that, the Company and its Subsidiaries comply with their respective obligations under this Agreement with respect thereto, including Section 6.6 and Section 6.8.

Section 6.13 FIRPTA Certificate. Prior to the Closing Date, the Company shall deliver to Parent a certificate and notice to in compliance with Treasury Regulation Section 1.14452(c) and 1.897-2(h), in a form and substance reasonably satisfactory to Parent.

Section 6.14 Termination of Related Party Contracts. At or prior to the Closing, but subject to the occurrence of the Effective Time, the Company shall take such actions as may be necessary to terminate the Related Party Contracts, other than those Related Party Contracts set forth on Section 6.14 of the Company Disclosure Schedule, with no further obligations of the Company or its Affiliates from and after the Closing in form and substance reasonably acceptable to Parent and deliver evidence thereof to Parent.

Section 6.15 Written Consent. Within twenty-four (24) hours after the execution and delivery of this Agreement, the Company shall deliver to Parent the Written Consent.

Section 6.16 Company Financial Statements. The Company and its Subsidiaries shall (i) provide Parent with the financial statements contemplated by clause (A)(i) of the definition of Company Information that is Compliant no later than November 26, 2018, (ii) provide Parent with the interim unaudited financial statements contemplated by clause (B)(i) of the definition of Company Information that is Compliant, no later than November 26, 2018 and (iii) use its reasonable best efforts to complete the preparation of the financial statements contemplated by clauses (A)(ii) and (B)(ii) of the definition of Company Information as soon as reasonably practicable following the end of the applicable fiscal period (taking into account the Company or its applicable Subsidiary’s historical practices and the time required for auditor review); provided, that, the Company and its Subsidiaries shall be deemed to be in compliance with any deadlines set forth in this Section 6.16 to the extent they comply with such provisions within two (2) days of a breach thereof.

ARTICLE VII

CONDITIONS OF CLOSING

Section 7.1 Conditions to Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the fulfillment on the Closing Date of each of the following conditions:

(a) there shall not be any Law in effect making illegal the consummation of the Merger, and there shall not be any Governmental Order in effect prohibiting the consummation of the Merger; and

(b) any required waiting periods (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have terminated or expired and all consents required under the Competition Laws of the jurisdictions set forth on Section 7.1(b) of the Company Disclosure Schedule shall have been obtained.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to consummate the Merger are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by Parent in whole or in part in its sole discretion):

(a)    (i) the representations and warranties of the Company set forth in Section 4.1, Section 4.2, Section 4.3, and Section 4.16 shall be true and correct in all respects (except, with respect to the representations and warranties set forth in Section 4.2, where the failure of such representations or warranties to be true and correct individually or in the aggregate is de minimis with respect to any increase in the aggregate amount of Required Payments or any liability to the Company or any of its Subsidiaries from and after the Closing as compared to the aggregate amount of such Required Payments or such liability absent such failure to be true and correct) as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) and (ii) all other representations and warranties of the Company contained in Article IV shall be true and correct in all respects (without (other than in the case of the representation contained in the last sentence of Section 4.7) giving effect to any materiality or “Material Adverse Effect” qualifications set forth therein) as of the date hereof and as of the Closing Date as though made as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of this clause (ii), where the failure of such representations or warranties to be true and correct has not had, and would not be reasonably expected to have, a Material Adverse Effect;

(b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date;

(c) since the date of this Agreement, there shall not have been a Material Adverse Effect; and

(d) Parent shall have received a certificate of an executive officer of the Company to the effect that the conditions set forth in subsections (a), (b) and (c) of this Section 7.2 have been satisfied and the certificate contemplated by Section 6.13 hereof.

Section 7.3 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the fulfillment, on the Closing Date, of each of the following conditions (any or all of which may be waived by the Company in whole or in part in its sole discretion):

(a) the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any materiality qualifications therein) as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date) except to the extent that the facts, events and circumstances that cause such other representations and warranties to not be true and correct as of such dates would not prevent or materially delay the Closing;

(b) Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent and Merger Sub on or prior to the Closing Date; and

(c) The Company shall have received a certificate of an executive officer of Parent to the effect that the conditions set forth in subsections (a) and (b) of this Section 7.3 have been satisfied.

ARTICLE VIII

TERMINATION

Section 8.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date as follows:

(a) at the election of the Company or Parent on or after May 19, 2019 (the “Outside Date”), if the Closing shall not have occurred by 5:00 p.m. New York time on such date; provided, however, that neither the Company nor Parent may terminate this Agreement pursuant to this Section 8.1(a) if it (or, in the case of Parent, it or Merger Sub) is in material breach of any of its obligations hereunder and such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party set forth in Article VII prior to the Outside Date, or (ii) the failure of the Closing to have occurred prior to the Outside Date; provided, further, that neither the Company nor Parent shall have the right to terminate this Agreement pursuant to this Section 8.1(a) in the event the other party has initiated proceedings to specifically enforce this Agreement and such proceedings are still pending;

(b) by mutual written consent of the Company and Parent;

(c) by the Company or Parent if there shall be in effect a final, nonappealable Governmental Order of a Governmental Entity prohibiting the consummation of the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the party seeking to terminate if such party (or, in the case of Parent, it or Merger Sub) is then in breach of any of its representations, warranties, covenants or other agreements hereunder that would result in a failure of a condition set forth in Article VII, as applicable;

(d) by Parent if (i) Parent and Merger Sub are not in material breach of any of their respective obligations hereunder and (ii) the Company is in material breach of any of its representations, warranties or obligations hereunder that would render any condition set forth in Section 7.1, Section 7.2(a), Section 7.2(b) or Section 7.2(c) not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by Parent to the Company and (y) three (3) Business Days prior to the Outside Date;

(e) by the Company if (i) the Company is not in material breach of any of its obligations hereunder and (ii) either Parent or Merger Sub is otherwise in material breach of any of its respective representations, warranties or obligations hereunder that would render any condition set forth in Section 7.1, Section 7.3(a) or Section 7.3(b) not to be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by the Company to Parent and (y) three (3) Business Days prior to the Outside Date;

(f) by the Company if (i) the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) have been satisfied or waived in accordance with this Agreement (and continued to be so satisfied or waived through the consummation of the Closing), (ii) the Company has given notice to Parent in writing that it is ready, willing and able to consummate the Closing, (iii) Parent and Merger Sub fail to consummate the Merger within three (3) Business Days of the later of (x) date on which the Closing should have occurred pursuant to Section 2.2 and (y) the date of the Company’s notice set forth in clause (ii), and (iv) at all times during such three (3) Business Day period described in the foregoing clause (ii), the Company stood ready, willing and able to consummate the Merger and the other transactions contemplated hereby; or

(g) by Parent within twenty-four (24) hours after the execution and delivery of this Agreement if the Written Consent has not been delivered.

Section 8.2 Procedure Upon Termination. In the event of termination and abandonment by the Company or Parent, or both, pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, and the transactions contemplated by this Agreement (including the Merger) shall be abandoned, without further action by any of the Company, Parent or Merger Sub.

Section 8.3 Effect of Termination.

(a) In the event that this Agreement is validly terminated in accordance with Section 8.1, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination (other than obligations that by their terms are to be performed following any such termination, including the payment of the Parent Termination Fee when and if required pursuant to Section 8.3(b)) and such termination shall be without liability to the Company or Parent; provided, however, that subject to the terms of this Section 8.3, (i) no such termination shall (A) restrict the availability of specific performance, if any, set forth in Section 10.13 with respect to surviving obligations that are to be performed following such termination or (B) relieve any party hereto from liability for damages resulting from any Willful Breach and (ii) the provisions of Section 6.3, Section 6.4, this Article VIII, Section 9.1 and Article X shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms. For purposes of this Section 8.3, the term “Willful Breach” means a party’s knowing and intentional material breach of any of its representations or warranties as set forth in this Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement.

(b) In the event that this Agreement is validly terminated by the Company pursuant to Section 8.1(e) or Section 8.1(f), Parent shall pay to the Company a fee of $220,500,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds, such payment to be made within three (3) Business Days of the applicable termination.

(c) The parties acknowledge and hereby agree that the Parent Termination Fee if, as and when required to be paid in accordance with this Section 8.3, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount (including the Equity Holders) in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and the other transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The parties acknowledge and hereby agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) Notwithstanding anything to the contrary in this Agreement, in the event this Agreement is validly terminated in circumstances in which the Company has the right to receive the Parent Termination Fee from Parent pursuant to Section 8.3(b), the receipt by the

Company of the Parent Termination Fee (and reimbursement for any costs and expenses of the Company in accordance with Section 6.9(c) and Section 8.3(e), if applicable) shall, subject to Section 10.13 (subject to the limitations set forth therein), be the sole and exclusive remedy of the Company , the Securityholder Representative, the Equity Holders and each of their respective Affiliates and Representatives (collectively, the “Company Related Parties”) against Parent, Merger Sub, or any of their respective former, current or future stockholders, controlling Persons, managers, members, partners, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future stockholder, controlling Person, manager, member, partners, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, the “Parent Related Parties”) or any Debt Financing Sources Related Parties for any loss or damage suffered as a result of the failure of the Merger or other transactions contemplated hereunder to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Parent Related Parties or Debt Financing Sources Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the Merger, the transactions contemplated hereby or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise, except that nothing shall relieve Parent of its obligations under Section 6.3, Section 6.4, Section 6.9(c) and Section 8.3(e). Notwithstanding anything to the contrary contained in this Agreement, except for the right to seek specific performance in accordance with and subject to the terms and conditions of Section 10.13, the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against the Parent Related Parties for any breach, loss, damage or failure to perform under this Agreement (including any Willful Breach) or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith shall be for the Company to (x) terminate this Agreement pursuant to Section 8.1(f) (if such termination is available) and receive payment of the Parent Termination Fee from Parent or (y) seek to recover monetary damages from Parent, subject to Section 8.3(a); provided that (A) the maximum aggregate monetary liability of Parent and Merger Sub hereunder shall be limited to the amount equal to the Parent Termination Fee (plus the reimbursement for any costs and expenses of the Company in accordance with Section 6.9(c) and Section 8.3(e), if applicable), (B) in no event shall the Company seek to recover any money damages in excess of such amount and (C) in no event shall the Company be entitled to both the payment of any monetary damages whatsoever, on the one hand, and payment of the Parent Termination Fee (plus the reimbursement for any costs and expenses of the Company in accordance with Section 6.9(c) and Section 8.3(e), if applicable), on the other hand; provided, further, that in no event will the Company be entitled to recover both the Parent Termination Fee or money damages, on the one hand, and specific performance of this Agreement, on the other hand.

(e) Each of the parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. If Parent fails to timely pay the Parent Termination Fee when due and payable in accordance with Section 8.3(b), Parent shall pay to the Company interest on the amount of the Parent Termination Fee from the date such payment was required to be made until the date of payment at a per annum rate based on the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment, plus 4%. Any amount payable pursuant to Section 8.3(b) shall be paid by Parent by wire transfer of same day funds.

ARTICLE IX

ADDITIONAL AGREEMENTS

Section 9.1 No Reliance.

(a) Except for the representations and warranties contained in Article IV (as modified by the Company Disclosure Schedule) or in any certificate delivered hereunder, Parent and Merger Sub are acquiring the business of the Company and its Subsidiaries “As Is, Where Is”, and none of the Company or any of the Company’s Subsidiaries or any of their respective Affiliates or other Representatives or any other Person or Non-Recourse Party has made or makes any other express or implied representation or warranty, express or implied, whether written or oral, on behalf of the Company, the Company’s Subsidiaries or their respective Affiliates or other Representatives or any other Person or Non-Recourse Party.

(b) To the fullest extent permitted by applicable Law, except for the representations and warranties set forth in Article IV (as modified by the Company Disclosure Schedule) or in any certificate delivered hereunder, none of the Company, the Company’s Subsidiaries or any other Person will have or be subject to any liability or indemnification obligation on any basis (including in contract or tort, under applicable federal or state securities Laws or otherwise) to Parent, Merger Sub or any other Person resulting from the sharing with Parent and Merger Sub or their Representatives, or Parent’s or Merger Sub’s use of any information, documents, projections, forecasts or other materials made available to Parent or Merger Sub in the Electronic Data Room or management presentations (or omissions therefrom) in expectation of the Merger or otherwise. Except for the representations and warranties set forth in Article IV (as modified by the Company Disclosure Schedule) or in any certificate delivered hereunder, it is understood and Parent and Merger Sub acknowledge that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations provided or addressed to Parent or Merger Sub are not and shall not be deemed to be or to include representations and warranties of the Company or any of its Subsidiaries or Affiliates. Except for the representations and warranties set forth in Article IV (as modified by the Company Disclosure Schedule) or in any certificate delivered hereunder, Parent and Merger Sub acknowledge and agree, to the fullest extent permitted by applicable Law, to the Company’s express disavowal and disclaimer of any other representations and warranties, whether made by the Company or any other Person on behalf of the Company, and of all liability and responsibility for any representation, warranty, projections, forecasts or other materials made available to Parent or Merger Sub, including any opinion, information, projection, forecast or other information that may have been or may be provided to Parent or Merger Sub by any director, officer, employee, agent, consultant or other Representative of the Company or any of its Affiliates. In furtherance of the foregoing, and not in limitation thereof, Parent and Merger Sub specifically acknowledge and agree, that none of the Company or any of its Subsidiaries or Affiliates makes or has made any representation or warranty, express or implied, with respect to any financial projection or forecast delivered to Parent or Merger Sub with respect to the performance of the Company or any of the

Company’s Subsidiaries either before or after the Closing Date. Parent acknowledges and agrees, on its own behalf and on behalf of Parent, Merger Sub and their Affiliates, that (i) such projections or forecasts are being provided solely for the convenience of Parent to facilitate its own independent investigation of the Company and its Subsidiaries, (ii) there are uncertainties inherent in attempting to make such projections or forecasts, (iii) Parent is familiar with such uncertainties and (iv) Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections or forecasts (including the reasonableness of the underlying assumptions). Parent and Merger Sub acknowledge and agree, in each case on behalf of itself and its respective Affiliates and other Representatives, that they have conducted to their satisfaction their own independent investigation of the condition, operations and businesses of the Company and the Company’s Subsidiaries and, in making their determination to proceed with the Merger, Parent and Merger Sub have been provided and have evaluated such documents and information as they have deemed necessary and have relied solely on the results of their own independent investigation and verification and the representations and warranties set forth in Article IV.

(c) Parent and Merger Sub acknowledge and agree, that, except for the representations and warranties expressly set forth in Article IV (as modified by the Company Disclosure Schedule) or in any certificate delivered hereunder, no other statutory, express or implied representation or warranty, whether written or oral, concerning the Company Common Stock, the Merger or the business, assets or liabilities of the Company and the Company’s Subsidiaries, the execution, delivery or performance of this Agreement or the other Transaction Agreements or any other matter, including any implied warranties of merchantability and implied warranties of fitness for a particular purpose, is or has been made.

(d) Nothing herein shall be construed to limit a Party’s right to seek recovery against another Person for an actual, intentional, willful and fraudulent misrepresentation of a representation or warranty set forth in this Agreement (and not with respect to any other matters) made solely by such other Person that constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation); provided that such actual, intentional, willful and fraudulent misrepresentation of such Person specifically excludes any statement, representation or omission made negligently or recklessly and shall only be deemed to exist if (i) such Person had actual knowledge that the misrepresentations made by such Person were actually inaccurate when made, (ii) that such misrepresentations were made with the express intent to induce a Party to this Agreement to rely thereon (or with the expectation that such Party would rely thereon) and that such Party would take action or inaction to such Party’s detriment and (iii) such action or inaction resulted in actual damages to such Party. For the avoidance of doubt, no Person shall be liable for, or as a result of, any other Person’s actual, intentional, willful and fraudulent misrepresentation as described in this Section 9.1(d).

Section 9.2 Survival. To the fullest extent permitted by applicable Law, the representations, warranties, covenants and agreements of the parties contained in this Agreement shall terminate effective as of the Closing and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of any party, its Affiliates or any of their respective Representatives, except for those covenants and agreements that by their terms apply or are to be performed in whole or in part at or after the Closing, which shall survive in accordance with their terms and, if no term is specified, then for the longest period permitted by applicable Law and Article X.

Section 9.3 Release.

(a) Effective upon the Closing, to the fullest extent permitted by applicable Law, each of Parent, the Surviving Corporation and their Subsidiaries, in each case on behalf of itself and its respective Affiliates and other Representatives (collectively, the “Parent Releasers”), hereby knowingly, willingly, irrevocably and expressly waives, acquits, remises, discharges and forever releases each of the Company and the Company’s Affiliates and subsidiaries from any and all liabilities and obligations to such Parent Releasers of any kind or nature whatsoever, whether in the capacity as an equityholder of the Company or otherwise, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Law or Contract (other than this Agreement and any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein) or otherwise at law or in equity, and each of the Parent Releasers hereby agrees that it will not seek to recover any amounts in connection therewith or thereunder from any of the Company or the Company’s Affiliates and subsidiaries (except as provided for in this Agreement or any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein); provided, however, that the Parent Releasers expressly do not release any of their rights and interests (i) under this Agreement or any of the other agreements executed and delivered in connection herewith, (ii) under the Confidentiality Agreement or (iii) with respect to any claim or, or liability owed to, the Company or any of its Subsidiaries or Affiliates (or any successor thereof) against any released party to the extent resulting from such released party’s status as an employee or agent of the Company or its Subsidiaries or in connection with any ordinary course Contract entered into with any such released party.

(b) Effective upon the Closing, to the fullest extent permitted by applicable Law, the Securityholder Representative (on behalf of itself and each of the Equity Holders) and, except for the Company and its Subsidiaries, for each of its (and the Equity Holders’ (direct and indirect Affiliates and other Representatives (collectively, the “SH Releasers”), hereby knowingly, willingly, irrevocably and expressly waives, acquits, remises, discharges and forever releases each of Parent, the Surviving Corporation and their respective Affiliates and Subsidiaries from any and all liabilities and obligations to such SH Releasers of any kind or nature whatsoever, whether in the capacity as an equityholder of the Company or otherwise, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Law or Contract (other than this Agreement and any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein) or otherwise at law or in equity, and each of the SH Releasers hereby agrees that it will not seek to recover any amounts in connection therewith or thereunder from any of each of Parent, the Surviving Corporation or their respective Affiliates and Subsidiaries (except as provided for in this Agreement or any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein); provided, however, that the SH Releasers expressly do not release any of their rights and interests (i) under this Agreement or any of the other agreements executed and delivered in connection herewith, (ii) under the Confidentiality Agreement or (iii) with respect to any claim or, or liability owed to, a SH Releaser to the extent resulting from such SH Releaser’s status as an employee of the Company or any of its Subsidiaries following the Effective Time or in connection with any ordinary course Contract entered into with any such released party (other than any Related Party Contract terminated in accordance with Section 6.14).

ARTICLE X

MISCELLANEOUS

Section 10.1 Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by the parties hereto and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns; provided, however, that Parent may assign its rights or obligations hereunder to one or more Affiliates without the prior written consent of the Parties hereto, provided that no such assignment shall relieve Parent of its obligations hereunder; provided further, that Parent may pledge its rights hereunder as security to any of its financing sources.

Section 10.2 Governing Law; Jurisdiction.

(a) This Agreement and all Actions (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

(b) Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery in Wilmington, Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the United States District Court for the Southern District of New York located in New York, New York or, if such court declines to accept jurisdiction, then any court of the State of New York sitting in the borough of Manhattan), and any appellate court from any thereof, in any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Actions shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the United States District Court for the Southern District of New York located in New York, New York or, if such court declines to accept jurisdiction, then any court of the State of New York sitting in the borough of Manhattan), (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery, the United States District Court for the Southern District of New York located in New York, New York or any court of the State of New York sitting in the borough of Manhattan, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court and (iv) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address in Section 10.4 set forth below shall be effective service of process for any Action brought in any such court.

(c) Notwithstanding the foregoing, each of the Company (on behalf of itself, each of its Subsidiaries and each of its and its Subsidiaries’ respective direct and indirect Affiliates and Representatives) and the Securityholder Representative (on behalf of itself and each of the Equity Holders and, except for the Company and its Subsidiaries, for each of its and the Equity Holders’ direct and indirect Affiliates and other Representatives) agrees: (i) it will not bring or support any person in any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources Related Parties in any way arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Financing, the Debt Commitment Letter or the performance thereof, other than the United States District Court for the Southern District of New York, sitting in the Borough of Manhattan (or, if such court lacks subject matter jurisdiction, the Supreme Court of the State of New York sitting in the Borough of Manhattan) and any appellate court thereof, and submits for itself and its property with respect to any such legal proceeding to the exclusive jurisdiction of such courts; (ii) all Actions (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources Related Parties in any way relating to the Debt Financing, the Debt Commitment Letter or the performance thereof, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction (except to the extent contemplated by the Debt Commitment Letter); and (iii) to waive and hereby waives, to the fullest extent permitted by applicable law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal proceeding in any such court.

Section 10.3 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO (ON BEHALF OF THEMSELVES AND THEIR RESPECTIVE AFFILIATES, EQUITY HOLDERS AND REPRESENTATIVES) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE NEGOTIATION, EXECUTION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION HEREWITH AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO (INCLUDING ANY ACTION OR PROCEEDING AGAINST OR INVOLVING ANY DEBT FINANCING RELATED PARTY ARISING OUT OF THIS AGREEMENT OR THE DEBT FINANCING). EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR THE MERGER, AMONG OTHER THINGS, BY THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.3.

Section 10.4 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when received if delivered personally, (b) when sent by e-mail (which is confirmed by the intended recipient), unless transmitted after 5:00 P.M. local time or on a day other than on a Business Day, in which case on the next Business Day, and (c) on the next Business Day when sent by overnight courier service, in each case, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company (prior to the Effective Time), to:

DJO Global, Inc.

1430 Decision Street

Vista, CA 92081

Attn: Bradley J. Tandy

E-mail: Bradley.Tandy@djoglobal.com

If to the Securityholder Representative, to:

Grand Slam Holdings, LLC

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Attn:       Julia Kahr

               David Kestnbaum

E-mail:   kahr@blackstone.com

               david.kestnbaum@blackstone.com

with copies (which shall not constitute notice), in the case of notice to the Company (prior to the Effective Time) or the Securityholder Representative, to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attn:      William R. Dougherty

E-mail:  wdougherty@stblaw.com

If to Parent, Merger Sub or the Company (on or after the Effective Time), to:

Colfax Corporation

2711 Centerville Road, Suite 400

Wilmington, DE 19808

Attn:       Lynne Puckett

               Dan Pryor

E-mail:   lynne.puckett@colfaxcorp.com

               dan.pryor@colfaxcorp.com

with copies (which shall not constitute notice), in the case of notice to Parent, Merger Sub or the Company (on or after the Effective Time), to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:      Daniel Wolf

     Lauren M. Colasacco

E-mail:  daniel.wolf@kirkland.com

     lauren.colasacco@kirkland.com

or to such other address, email address or Person as a party shall have last designated by such notice to the other parties.

Section 10.5 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.6 Fees and Expenses. Except as otherwise specified in this Agreement, each party shall bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that Parent shall be responsible for all Transfer Taxes (as well as the filing of all Tax Returns with respect thereto unless otherwise required by applicable Law) up to an amount equal to $250,000 and the Securityholder Representative (on behalf of the Equity Holders) shall be responsible for all Transfer Taxes in excess of such amount; provided, further, Parent shall be responsible for all filing fees payable to a Governmental Antitrust Entity in connection with any filing pursuant to the HSR Act or Competition Laws; provided further, that the parties shall use commercially reasonable efforts to reduce or otherwise eliminate any such Transfer Taxes.

Section 10.7 Entire Agreement. This Agreement (including the Exhibits and Schedules), together with the other Transaction Agreements and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to such subject matter; provided, however, this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until the earlier of the Effective Time or the expiration or termination thereof in accordance with its terms and this Agreement.

Section 10.8 Interpretation.

(a) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of or to this Agreement (or, with respect to any references to Sections of the Company Disclosure Schedule in Article IV, the Company Disclosure Schedule) unless otherwise indicated.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) When a reference in this Agreement is made to a “party” or “parties,” such reference shall be to a party or parties to this Agreement unless otherwise indicated.

(d) Unless the context requires otherwise, the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words in this Agreement refer to this entire Agreement.

(e) Unless the context requires otherwise, words in this Agreement using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders.

(f) The words “to the extent” shall mean the degree to which a subject or other thing extends, and shall not simply mean “if”.

(g) The word “or” shall be exclusive but not disjunctive.

(h) References in this Agreement to “dollars” or “$” are to U.S. dollars.

(i) This Agreement was prepared jointly by the parties and no rule that it be construed against the drafter will have any application in its construction or interpretation.

(j) A reference to “made available to Parent”, “provided to” (or other similar constructs herein) means that such information, document or material was made available for review by Parent or Parent’s Representatives in the virtual data room hosted by Merrill Corporation and maintained by the Company in connection with the transactions contemplated by this Agreement and the other Transaction Agreements or otherwise delivered (e-mail being sufficient) to Parent or Parent’s Representatives, in each case at least one calendar day prior to the execution of this Agreement.

Section 10.9 Company Disclosure Schedule.

(a) The Company Disclosure Schedule and the information and disclosures contained therein relate to and qualify certain of the representations, warranties, covenants and obligations made by the Company in this Agreement and shall not be construed or otherwise deemed to constitute, any representation, warranty, covenant or obligation of the Company or any other Person except to the extent explicitly provided in this Agreement or in the Company Disclosure Schedule and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties, covenants or obligations other than as expressly set forth therein. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication, in and of itself, that such item represents a material exception or material fact, event or circumstance, that such item has had or would reasonably be expected to have a Material Adverse Effect, or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. Such additional matters are set forth for informational purposes only. No reference in the Company Disclosure Schedule to any agreement or document, in and of itself, shall be construed as an admission or indication that such agreement or document is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such agreement or document (other than as expressly set forth on Section 4.17(a) of the Company

Disclosure Schedule). No disclosure in the Company Disclosure Schedule relating to any possible breach or violation of, or non-compliance with, any agreement, law or regulation, in and of itself, shall be construed as an admission or indication that any such breach, violation or non-compliance exists or has actually occurred, and nothing in the Company Disclosure Schedule shall constitute an admission of any liability or obligation of any Person to any other Person or shall confer or give any third party any remedy, claim, liability, reimbursement, cause of action or any other right whatsoever. Neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Company Disclosure Schedule is or is not in the ordinary course of business for purposes of this Agreement. The Company Disclosure Schedule is arranged in sections corresponding to the Sections in this Agreement and any items or matters set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds and each other Section or subsection of this Agreement to the extent the relevance of such items or matters to such other Section or subsection of this Agreement is reasonably apparent on its face. The inclusion of any cross-references to any section or subsection of the Company Disclosure Schedule, or the failure to include such cross-references, shall not be deemed to mean that the relevance of any disclosure is not reasonably apparent for the purposes of the immediately preceding sentence. The headings contained in the Company Disclosure Schedule are included for convenience and reference only, and are not intended to limit the effect of the disclosures contained in the Company Disclosure Schedule or to expand, modify or influence the scope of the information required to be disclosed in the Company Disclosure Schedule or the interpretation of this Agreement.

(b) The information contained in the Company Disclosure Schedule is confidential, proprietary information of the Company, and Parent and Merger Sub shall be obligated to maintain and protect such confidential information pursuant to this Agreement and the Confidentiality Agreement. In disclosing the information in the Company Disclosure Schedule, the Company expressly does not waive any attorney-client privilege or other similar privilege associated with such information or any protection afforded by the work-product doctrine or other similar doctrine with respect to any of the matters disclosed or discussed herein.

Section 10.10 Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a mutual written agreement executed and delivered by, (a) prior to Closing, the Company (with the consent of the Securityholder Representative) and (b) after Closing, the Securityholder Representative, on one hand, and Parent, on the other hand. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Notwithstanding anything to the contrary contained herein, Section 8.3(d), Section 10.2(c), Section 10.3, this Section 10.10 and the proviso to Section 10.12 (and any other provision of this Agreement to the extent an amendment, modification, waived or termination of such provision would modify the substance of any of the foregoing provisions) may not be amended, modified, waived or terminated in a manner that is materially adverse to a Debt Financing Related Party, as applicable, without the prior written consent of the applicable Debt Financing Sources.

Section 10.11 Counterparts. This Agreement may be executed in any number of counterparts, including by means of facsimile or email in Portable Document Format, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Section 10.12 Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns except (a) as set forth in Section 6.7, Section 10.15, and Section 10.16, (b) for the right of the Company on behalf of the Equity Holders to pursue damages (including claims for damages based on loss of the economic benefits of the Merger, including Article III, and injunctive or other equitable relief to the Equity Holders) in the event the Effective Time has not occurred as a result of Parent’s or Merger Sub’s breach of this Agreement (whether or not this Agreement has been terminated pursuant to Section 8.1, but subject to the provisions of Sections 8.3(c) and (d)); provided, that the rights granted pursuant to this clause (b) shall only be enforceable on behalf of such Equity Holders by the Company in its sole and absolute discretion or (c) following the Effective Time, if Parent shall not have made the payments required by it to be made in accordance with Article III, the right of each Equity Holder to enforce directly its right to receive the amounts payable pursuant to Article III (only when and if due and payable hereunder), each of which rights set forth in clauses (a), (b) and(c) hereof are hereby expressly acknowledged and agreed to by Parent and Merger Sub. Except as provided in the foregoing sentence, nothing herein, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that the Debt Financing Sources may enforce on behalf of the Debt Financing Sources Related Parties (and each is an intended third party beneficiary of) the provisions of Section 8.3(d), Section 10.2(c), Section 10.3, the last sentence of Section 10.10 and this proviso to Section 10.12, in each case, as they relate to such parties.

Section 10.13 Remedies. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and hereby agree that, subject to the terms of this Section 10.13, in the event of any breach or threatened breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under this Agreement (including, without limitation, breaches that would, or would reasonably be expected to, make the Financing (or the proceeds thereof) unavailable or otherwise result in an inability of Parent and Merger Sub to fund the Required Payments), without proof of actual damages or inadequacy of legal remedy and without bond or other security being required. The parties hereby further acknowledge and agree that (subject to the terms of this Section 10.13) prior to the Closing, the Parties shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement by the other Parties and to cause the other Parties to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 2.2, on the terms and subject to the conditions in this Agreement. Notwithstanding the foregoing or anything to the contrary set forth herein, the Company shall be entitled to specific performance (or receive a grant thereof) of Parent’s obligation to consummate the Merger and the other transactions contemplated hereby if, but only if, (i) all of the conditions to Closing set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) have been satisfied or waived in accordance with this Agreement, (ii) Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2, (iii) proceeds of the full amount of the Debt Financing (after giving effect to any reduction in the amount of the commitments contained in the Debt Commitment Letter in accordance with the terms of the Debt Commitment Letter, including as a result of any Permanent Financing, Equity Financing or Asset Sale) have been funded or are available to be funded at the Closing, and (iv) the Company has irrevocably confirmed in writing to Parent that, if specific performance is granted and Parent were to fund the Required Payments, then the Closing will occur. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the party seeking the injunction, specific performance and other equitable relief has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Notwithstanding anything else to the contrary in this Agreement, while the Company may concurrently seek, as alternative remedies, (i) specific performance or other equitable relief, subject in all respects to the conditions set forth in this Section 10.13 and (ii) payment of the Parent Termination Fee or monetary damages, if, as and when required pursuant to this Agreement, under no circumstances shall the Company be permitted or entitled to receive (1) both a grant of specific performance to cause the consummation of the Merger or the other transactions contemplated hereby or other equitable relief, on the one hand, and payment of the Parent Termination Fee or monetary damages, on the other hand, or (2) both payment of any monetary damages whatsoever, on the one hand, and payment of the Parent Termination Fee (and the reimbursement of expenses owing to the Company pursuant to Section 6.9(c) and Section 8.3(e), if applicable)), on the other hand. For the avoidance of doubt, the parties hereto further agree that (i) by seeking the equitable remedies provided for in this Section 10.13, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party in accordance with this Agreement, subject to the limitations set forth herein (including in this Section 10.13 and in Section 8.3), in the event that this Agreement has been terminated or in the event that the equitable remedies provided for in this Section 10.13 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.13 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 10.13 prior or as a condition to exercising any termination right under Article VIII (and pursuing monetary damages or the Parent Termination Fee (and any of the other amounts, as and when due, owing to the Company pursuant to Section 6.9(c) and Section 8.3(e)) in any case, subject to the limitations set forth therein) after such termination to the extent permitted in accordance with this Agreement), nor shall the commencement of any legal proceeding pursuant to this Section 10.13 or anything set forth in this Section 10.13 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies otherwise available under this Agreement, in each case subject to the limitations set forth herein (including in this Section 10.13 and in Section 8.3).

Section 10.14 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 10.15 Securityholder Representative.

(a) Pursuant to the adoption of this Agreement by Company Common Stockholders representing greater than 50% of the outstanding shares of Company Common Stock, each Equity Holder will be deemed to have irrevocably appointed, authorized and empowered the Securityholder Representative to act as a representative for the benefit of each Equity Holder as the exclusive agent and attorney-in-fact with the power and authority to act on behalf of each Equity Holder in connection with the Merger, which shall include the power and authority as is necessary to carry out the functions assigned to the Securityholder Representative under this Agreement; provided, however, that the Securityholder Representative shall have no obligation to the Equity Holders to act, except as expressly provided herein, and without limiting the generality of the foregoing, the Securityholder Representative shall have the power and authority to:

(i) execute and deliver on behalf of the Equity Holders such waivers and consents in connection with this Agreement and the other Transaction Agreements and the consummation of the Merger and other transactions contemplated hereby and thereby, including any amendments or modifications to this Agreement or the other Transaction Agreements, in each case as the Securityholder Representative, in its sole discretion, may deem necessary or desirable;

(ii) enforce and protect the rights and interests of the Equity Holders following the Effective Time and to enforce and protect the rights and interests of the Securityholder Representative arising out of or under or in any manner relating to this Agreement and the other Transaction Agreements and the other agreements contemplated hereby and thereby or the Merger and other transactions provided for herein or therein, and to take any and all actions which the Securityholder Representative believes are necessary or appropriate under this Agreement or the other Transaction Agreements for and on behalf of the Equity Holders following the Effective Time. Without limiting the generality of the foregoing, following the Effective Time, the Securityholder Representative may (A) assert any claim or institute any Action, (B) investigate, defend, contest or litigate any Action initiated by Parent or any other Person, or by any Governmental Entity against the Securityholder Representative or any of the Equity Holders, (C) receive process on behalf of any or all Equity Holders in any such Action and compromise or settle on such terms as it shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such Action, (D) file any proofs of debt, claims and petitions as it may deem advisable or necessary and (E) file and prosecute appeals from any decision, judgment or award rendered in any such Action (it being understood that the Securityholder Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions);

(iii) refrain from enforcing any right of the Equity Holders, arising out of or under or in any manner relating to this Agreement or the other documents contemplated hereby; provided, however, that no such failure to act on the part of the Securityholder Representative, except as otherwise provided in this Agreement or the other Transaction Agreements, shall be deemed a waiver of any such right or interest by the Securityholder Representative or by the Equity Holders unless such waiver is in writing signed by the waiving party or by the Securityholder Representative;

(iv) on behalf of the Equity Holders, make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Securityholder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with the Merger and other transactions contemplated by this Agreement and the other Transaction Agreements, and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith;

(v) give and receive all notices and communications to be given or received by the Equity Holders under this Agreement and to receive service of process in connection with any claims under this Agreement and the other Transaction Agreements, including service of process in connection with any arbitration; and

(vi) on behalf of the Equity Holders (including by means of establishing an escrow account or similar account funded by the Equity Holders), make or receive any payments or to pay any expenses under or in connection with this Agreement or the other Transaction Agreements or on behalf of the Equity Holders, including to satisfy costs, expenses or liabilities of the Securityholder Representative in connection with matters related to this Agreement or the other Transaction Agreements (provided, that, no such costs, expenses or liabilities shall be paid from the Escrow Account other than when and if expressly permitted in accordance with Section 3.6(e) and Section 3.6(f)).

(b) Parent may rely upon all actions taken or omitted to be taken by the Securityholder Representative pursuant to this Agreement and the other Transaction Agreements, all of which actions or omissions shall be legally binding upon the Equity Holders.

(c) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Equity Holder and (ii) shall survive the Merger and the consummation of other transactions contemplated hereby and by the other Transaction Agreements.

(d) All actions taken by the Securityholder Representative under this Agreement and the other Transaction Agreements shall be binding upon all Equity Holders and their respective successors and assigns as if expressly confirmed and ratified in writing by each of them. Parent shall serve notice to, and deal exclusively with, the Securityholder Representative with respect to any and all matters concerning any of the Equity Holders arising out of or related to this Agreement or the other Transaction Agreements and all other agreements or instruments contemplated hereby or thereby or the Merger and other transactions contemplated hereby or thereby, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document purported by the Securityholder Representative to have been executed by or on behalf of any of the Equity Holders as fully binding upon them. If the Securityholder Representative shall resign, dissolve, cease to exist or otherwise be unable to fulfill its responsibilities as representative of the Equity Holders, the Equity Holders shall, within ten days after the occurrence of such event, appoint (by majority vote or written consent of the holders of shares of Company Common Stock) a successor representative and, promptly thereafter, shall notify the Equity Holders and Parent of the identity of such successor. Any such successor shall succeed to the rights and obligations of the Securityholder Representative as representative of the Equity Holders hereunder. If for any reason there is no Securityholder Representative at any time, all references herein or in any other agreement or instrument contemplated hereby to the Securityholder Representative in which the Securityholder Representative is authorized to act on behalf of the Equity Holders shall be deemed to refer to the Equity Holders holding a majority of the outstanding shares of Company Common Stock. Each Equity Holder upon the execution of a Letter of Transmittal, agrees that any action taken by the Securityholder Representative on its behalf pursuant to the terms of this Agreement, the other Transaction Agreements and the other agreements and instruments contemplated hereby and thereby, including all actions and inactions permitted by this Section 10.15 and Section 9.3, shall be fully binding on them.

(e) By the execution of a Letter of Transmittal each Equity Holder irrevocably shall agree that the Securityholder Representative shall have no liability to any Equity Holder with respect to actions taken or omitted to be taken in its capacity as the Securityholder Representative and that the Securityholder Representative shall be under no obligation to take any action in its capacity as the Securityholder Representative, unless the Securityholder Representative has been provided with funds, security or indemnities which, in the sole determination of Securityholder Representative, are sufficient to protect the Securityholder Representative against the costs, expenses and liabilities which may be incurred by the Securityholder Representative in responding to such direction or taking such action. By the execution of a Letter of Transmittal each Equity Holder irrevocably shall agree that the Securityholder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Securityholder Representative) shall be entitled to conclusively rely on the opinions and advice of such persons. Without limiting Section 10.15(a)(vi), by the execution of a Letter of Transmittal each Equity Holder irrevocably shall agree that the Securityholder Representative shall be entitled to reimbursement for all expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Securityholder Representative in such capacity, and shall be entitled to indemnification from the Equity Holders against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the Securityholder Representative (except for those arising out of Securityholder Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims. The Equity Holders will indemnify the Securityholder Representative in accordance with the immediately preceding sentence on a pro rata basis based on their respective equity interest in the Company as of immediately prior to the Closing. For the avoidance of doubt, the provisions of this Section 10.15(e) are contemplated in the determination of the Base Merger Consideration and the Equity Holders agree that no additional consideration shall be required for the enforceability of the terms herein.

(f) The parties acknowledge that the Securityholder Representative’s obligations under this Section 10.15 are solely as a representative of the Equity Holders and that the Securityholder Representative shall have no personal responsibility or liability for any expenses, costs or other liabilities incurred by it in such capacity.

Section 10.16 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith (other than the Letters of Transmittal), by its acceptance of the benefits of this Agreement, each Party hereto covenants, agrees and acknowledges that no Persons other than the Parties hereto have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder, and that, notwithstanding that the equity holders of the Parties or their respective managing members or general partners may be partnerships or limited liability companies, none of the Parties hereto has any right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of any of the Parties or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including the Company, Parent or Merger Sub, each a “Non-Recourse Party”), through any of the Parties or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of any such Party against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise. Without limiting the foregoing, no claim will be brought or maintained by Parent, Merger Sub or any of their Affiliates or any of their respective successors or permitted assigns against any Non-Recourse Party that is not otherwise expressly identified as a party to this Agreement, and no recourse will be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach or nonperformance of any of the representations, warranties, covenants or agreements of any party hereto set forth or contained in this Agreement, any exhibit or schedule hereto, any other document contemplated hereby or any certificate, instrument, opinion, agreement or other document of the Company or any other Person delivered hereunder.

Section 10.17 Representation. Parent agrees, on its own behalf and on behalf of each of Merger Sub and their respective directors, officers, managers, employees and Affiliates, that, following the Closing, Simpson Thacher & Bartlett LLP (“Simpson Thacher”) may serve as counsel to the Equity Holders and their Affiliates in connection with any matters related to this Agreement and the contemplated transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the contemplated transactions notwithstanding any representation by Simpson Thacher prior to the Closing Date of the Company. Parent and the Company hereby (a) waive any claim they have or may have that Simpson Thacher has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agree that, in the event that a dispute arises either before or after the Closing between Parent and any of the Equity Holders or any of their respective Affiliates, Simpson Thacher may represent the Equity Holders or any of their respective Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Parent or the Company and even though Simpson Thacher may have represented the Company in a matter substantially related to such dispute. Parent and the Company also further agree that, as to all communications prior to Closing among Simpson Thacher and the Company, the Equity Holders or the Equity Holders’ Affiliates and Representatives, that relate in any way to the transactions contemplated hereby, the attorney-client privilege and the expectation of client confidence belongs to the Equity Holders and may be controlled by the Equity Holders and shall not pass to or be claimed by Parent or the Company. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Company and a third party other than a party to this Agreement after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Simpson Thacher to such third party; provided, however, that the Company may not waive such privilege without the prior written consent of the Securityholder Representative.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

DJO GLOBAL, INC.

By:	/s/ Brady R. Shirley
Name:	Brady R. Shirley
Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

GRAND SLAM HOLDINGS, LLC SOLELY IN ITS CAPACITY AS THE SECURITYHOLDER REPRESENTATIVE

By:	/s/ Julia Kahr
Name:	Julia Kahr
Title:	Authorized Signatory

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

COLFAX CORPORATION

By:	/s/ Daniel Alexis Pryor
Name:	Daniel Alexis Pryor
Title:	Executive Vice President, Strategy and Business Development

MOTION MERGER SUB, INC.

By:	/s/ Daniel Alexis Pryor
Name:	Daniel Alexis Pryor
Title:	Vice President

[Signature Page to Merger Agreement]